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                                                                    Exhibit 99.3

                               PRO FORMA VALUATION
                             MUTUAL HOLDING COMPANY
                                 STOCK OFFERING

                               PSB HOLDINGS, INC.
                               PUTNAM, CONNECTICUT

                                  DATED AS OF:
                                  MAY 21, 2004


                                  PREPARED BY:

                                RP FINANCIAL, LC.
                             1700 NORTH MOORE STREET
                                   SUITE 2210
                            ARLINGTON, VIRGINIA 22209

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                                                   May 21, 2004

Board of Directors
Putnam Bancorp, MHC
PSB Holdings, Inc.
Putnam Savings Bank
40 Main Street
Putnam, Connecticut 06260

Members of the Boards of Directors:

     At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

     This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

DESCRIPTION OF REORGANIZATION AND PLAN OF STOCK ISSUANCE

     In May 2003, Putnam Savings Bank ("Putnam Savings" or the "Bank") reorganized into the two-tier mutual holding company structure. As part of the reorganization, Putnam Savings formed PSB Holdings, Inc. ("PSB Holdings" or the "Company") and Putnam Bancorp MHC, Inc. (the "MHC"), a Connecticut-chartered mid-tier stock holding company and mutual holding company, respectively. Putnam Savings became a Connecticut-chartered capital stock savings bank, and a wholly-owned subsidiary of PSB Holdings, and PSB Holdings became the wholly-owned subsidiary of the MHC.

     On April 7, 2004, the Board of Directors of PSB Holdings adopted a plan of stock issuance. Pursuant to the plan of stock issuance, PSB Holdings will issue a majority of its common stock to the MHC and sell a minority of its common stock to the public. Concurrent with the completion of the public stock offering, the Company will retain up to 50% of the net stock proceeds. The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Bank's outstanding stock. The Company's initial activity will be ownership of its subsidiary, Putnam Savings, investment of the net cash proceeds retained at the holding company level and extending a loan to the employee stock ownership plan ("ESOP"). In connection with the public stock offering, Putnam Savings, PSB Holdings and the MHC are converting to federal charters and will be chartered and regulated by the OTS. Putnam Bancorp MHC, Inc. will change its name to Putnam Bancorp, MHC.

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BOARDS OF DIRECTORS
MAY 21, 2004
PAGE 2

     It is anticipated that the public shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans including the ESOP, Supplemental Eligible Account Holders and employees, officers and directors of Putnam Savings. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering. The total shares offered for sale to the public will constitute a minority interest of the Company's stock (49% or less).

     The plan of stock issuance provides for the establishment of the Putnam Savings Foundation (the "Foundation") as a non-stock, nonprofit Delaware corporation. The Foundation will be funded with authorized but unissued shares of common stock contributed by PSB Holdings in an amount equal to 4.0% of the shares sold in the public stock offering. The purpose of the Foundation is to enhance the relationship between Putnam Savings and the communities in which the Bank operates and to enable the communities served by the Bank to share in the Bank's long-term growth.

RP FINANCIAL, LC.

     RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting in the preparation of the business plan to reflect the public stock offering, we are independent of the Bank, the Company and the MHC and the other parties engaged by the Bank to assist in the stock issuance process.

VALUATION METHODOLOGY

     In preparing our appraisal, we have reviewed the Bank's, the Company's and MHC's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Company and the Bank that has included a review of its audited financial information for the fiscal years ended June 30, 1999 through June 30, 2003, various unaudited information and internal financial reports through March 31, 2004 and due diligence related discussions with the Bank's management; Snyder & Haller, P.C., the Company's independent auditor; Luse Gorman Pomerenk & Schick, P.C., the Company's counsel in connection with the plan of stock issuance; and Keefe, Bruyette & Woods, Inc., the Company's financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

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BOARD OF DIRECTORS
MAY 21, 2004
PAGE 3

     We have investigated the competitive environment within which the Company operates and have assessed the Company's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Company and the industry as a whole. We have analyzed the potential effects of the minority stock offering on the Company's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Company's primary market area and have compared the Company's financial performance and condition with publicly-traded thrifts in mutual holding company form, as well as all publicly-traded thrifts. We have reviewed market conditions for stocks in general and market conditions for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have considered the market for the stocks of all publicly-traded mutual holding companies. We have also considered the expected market for the Company's public shares. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions that have announced their intent to pursue second step conversions, and/or those institutions that exhibit other unusual characteristics.

     Our Appraisal is based on the Company's representation that the information contained in the regulatory applications and additional information furnished to us by the Company, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company, its independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Company. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company's liquidation value.

     Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Company's value alone. It is our understanding that there are no current plans for pursuing a second step conversion or for selling control of the Company or the Bank following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

     Pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

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BOARDS OF DIRECTORS
MAY 21, 2004
PAGE 4

VALUATION CONCLUSION

     It is our opinion that, as of May 21, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $52,500,000 at the midpoint, equal to 5,250,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $44.625 million and a maximum value of $60.375 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 4,462,500 at the minimum and 6,037,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $69.431 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 6,943,125. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 44.5% ownership interest prior to the issuance of shares to the Foundation. Accordingly, the offering to the public of the minority stock will equal $19.858 million at the minimum, $23.363 million at the midpoint, $26.867 million at the maximum and $30.897 million at the supermaximum of the valuation range. Based on the public offering range and inclusive of the shares issued to the Foundation, equal to 4.0% of the offering shares, the public ownership of shares will represent 46.28% of the total shares issued throughout the valuation range.

LIMITING FACTORS AND CONSIDERATIONS

     Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

     RP Financial's valuation was determined based on the financial condition and operations of PSB Holdings as of March 31, 2004, the date of the financial data included in the regulatory applications and prospectus.

     RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

     The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the

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BOARD OF DIRECTORS
MAY 21, 2004
PAGE 5

legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

                                         Respectfully submitted,
                                         RP FINANCIAL, LC.

                                         /s/ William E. Pommerening

                                         William E. Pommerening
                                         Chief Executive Officer

                                         /s/ Gregory E. Dunn

                                         Gregory E. Dunn
                                         Senior Vice President

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RP FINANCIAL, LC.

                                TABLE OF CONTENTS
                               PSB HOLDINGS, INC.
                               PUTNAM, CONNECTICUT

                                                                                                         PAGE
     DESCRIPTION                                                                                        NUMBER
     -----------                                                                                        ------
  CHAPTER ONE         OVERVIEW AND FINANCIAL ANALYSIS

     Introduction                                                                                        1.1
     Plan of Stock Issuance                                                                              1.1
     Strategic Overview                                                                                  1.2
     Balance Sheet Trends                                                                                1.5
     Income and Expense Trends                                                                           1.9
     Interest Rate Risk Management                                                                       1.13
     Lending Activities and Strategy                                                                     1.14
     Asset Quality                                                                                       1.18
     Funding Composition and Strategy                                                                    1.19
     Subsidiaries and Other Activities                                                                   1.20
     Legal Proceedings                                                                                   1.20

  CHAPTER TWO         MARKET AREA

     Introduction                                                                                        2.1
     Market Area Demographics                                                                            2.1
     National Economic Factors                                                                           2.3
     Local Economy                                                                                       2.8
     Market Area Deposit Characteristics and Competition                                                 2.9

  CHAPTER THREE       PEER GROUP ANALYSIS

     Peer Group Selection                                                                                3.1
     Basis of Comparison                                                                                 3.2
     PSB Holdings' Peer Group                                                                            3.3
     Financial Condition                                                                                 3.6
     Income and Expense Components                                                                       3.9
     Loan Composition                                                                                    3.12
     Interest Rate Risk                                                                                  3.14
     Credit Risk                                                                                         3.16
     Summary                                                                                             3.16

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RP FINANCIAL, LC.

                                TABLE OF CONTENTS
                               PSB HOLDINGS, INC.
                               PUTNAM, CONNECTICUT
                                   (CONTINUED)

                                                                                                         PAGE
     DESCRIPTION                                                                                        NUMBER
     -----------                                                                                        ------
  CHAPTER FOUR        VALUATION ANALYSIS

     Introduction                                                                                        4.1
     Appraisal Guidelines                                                                                4.1
     RP Financial Approach to the Valuation                                                              4.2
     Valuation Analysis                                                                                  4.3
        1.  Financial Condition                                                                          4.3
        2.  Profitability, Growth and Viability of Earnings                                              4.5
        3.  Asset Growth                                                                                 4.7
        4.  Primary Market Area                                                                          4.7
        5.  Dividends                                                                                    4.8
        6.  Liquidity of the Shares                                                                      4.9
        7.  Marketing of the Issue                                                                       4.10
              A.   The Public Market                                                                     4.10
              B.   The New Issue Market                                                                  4.14
              C.   The Acquisition Market                                                                4.18
        8.  Management                                                                                   4.18
        9.  Effect of Government Regulation and Regulatory Reform                                        4.19
     Summary of Adjustments                                                                              4.19
     Basis of Valuation - Fully-Converted Pricing Ratios                                                 4.20
     Valuation Approaches:  Fully-Converted Basis                                                        4.21
        1.  Price-to-Earnings ("P/E")                                                                    4.23
        2.  Price-to-Book ("P/B")                                                                        4.26
        3.  Price-to-Assets ("P/A")                                                                      4.26
     Comparison to Recent Offerings                                                                      4.26
     Valuation Conclusion                                                                                4.27

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RP FINANCIAL, LC.

                                 LIST OF TABLES
                               PSB HOLDINGS, INC.
                               PUTNAM, CONNECTICUT

TABLE
NUMBER      DESCRIPTION                                                                  PAGE
------      -----------                                                                  ----
   1.1    Historical Balance Sheets                                                      1.6
   1.2    Historical Income Statements                                                   1.10

   2.1    Summary Demographic Data                                                       2.2
   2.2    Windham County Employment Sectors                                              2.8
   2.3    Market Area Unemployment Trends                                                2.9
   2.4    Deposit Summary                                                                2.10
   2.5    Market Area Deposit Competitors                                                2.11

   3.1    Peer Group of Publicly-Traded Thrifts                                          3.5
   3.2    Balance Sheet Composition and Growth Rates                                     3.7
   3.3    Income as a Percent of Average Assets and Yields, Costs, Spreads               3.10
   3.4    Loan Portfolio Composition Comparative Analysis                                3.13
   3.5    Interest Rate Risk Measures and Net Interest Income Volatility                 3.15
   3.6    Credit Risk Measures and Related Information                                   3.17

   4.1    Market Area Unemployment Rates                                                 4.8
   4.2    Recent Conversion Pricing Characteristics                                      4.16
   4.3    Market Pricing Comparatives                                                    4.17
   4.4    Calculation of Implied Per Share Data                                          4.22
   4.5    MHC Institutions - Implied Pricing Ratios, Full Conversion Basis               4.25
   4.6    Pricing Table:  MHC Public Market Pricing                                      4.29

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RP FINANCIAL, LC.
PAGE 1.1

                       I. OVERVIEW AND FINANCIAL ANALYSIS

INTRODUCTION

     PSB Holdings serves northeastern Connecticut through its main office in Putnam, three branch offices located in the towns of Pomfret, Danielson and Plainfield, and a loan center also located in Putnam. The markets served by the Company's offices are all part of Windham County. A map of the Company's branch offices is provided in Exhibit I-1. The Company's wholly-owned subsidiary, Putnam Savings, is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). At March 31, 2004, PSB Holdings had $252.7 million in assets, $197.3 million in deposits and consolidated equity of $24.2 million equal to 9.6% of total assets. PSB Holdings' audited financial statements are included by reference as Exhibit I-2.

PLAN OF STOCK ISSUANCE

     On April 7, 2004, the Board of Directors of PSB Holdings adopted a plan to stock issuance (the "plan"). Pursuant to the plan, PSB Holdings will issue a majority of its common stock to the MHC and sell a minority of its common stock to the public. Concurrent with the completion of the public stock offering, the Company will retain up to 50.0% of the net stock proceeds.

     The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Bank's outstanding stock. The Company's initial activity will be ownership of its subsidiary, Putnam Savings, investment of the net cash proceeds retained at the holding company level (initially in short- and intermediate-term investment securities) and extending a loan to the employee stock ownership plan ("ESOP"). Subsequent activities of the Company may include payment of regular or special dividends, acquisitions of other financial institutions, acquisitions of other financial service providers and/or stock repurchases.

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RP FINANCIAL, LC.
PAGE 1.2

     In connection with the public stock offering, a charitable foundation will be established (the "Foundation"). The Foundation will be funded with authorized but unissued shares of common stock contributed by PSB Holdings in an amount equal to 4.0% of the shares sold in the public stock offering. The purpose of the Foundation is to enhance the relationship between Putnam Savings and the communities in which the Bank operates and to enable the communities served by the Bank to share in the Bank's long-term growth.

STRATEGIC OVERVIEW

     PSB Holdings maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Historically, PSB Holdings' operating strategy has been fairly reflective of a traditional thrift operating strategy in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Company's assets and liabilities, respectively. Beyond 1-4 family permanent mortgage loans, the Company's loan portfolio includes diversification in construction, commercial real estate, consumer, home equity and commercial business loans. Pursuant to the Company's current strategic plan, PSB Holdings will continue to emphasize 1-4 family lending, but will also continue to pursuer greater diversification in which growth of commercial real estate and commercial business loans will be emphasized.

     Investments serve as a supplement to the Company's lending activities and the investment portfolio is considered to be indicative of a low risk investment philosophy. The investment portfolio is comprised primarily of mortgage-backed securities, with the balance of the portfolio consisting of U.S. Government and agency securities, corporate bonds, marketable equity securities, municipal bonds and FHLB stock.

     Retail deposits have consistently served as the primary interest-bearing funding source for the Company. In recent years, growth of transaction and savings accounts has constituted the primary source of deposit growth for the Company. Factors contributing to growth of the Company's core deposits include realizing growth in checking accounts as the result of developing commercial account relationships and offering an attractive money market rate on accounts with balances of $25,000 or more. The low interest rate environment is also believed to

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RP FINANCIAL, LC.
PAGE 1.3

have contributed to the increase in transaction and savings accounts maintained by the Company, as the general decline in CD rates has increased depositor preference to hold funds in liquid transaction accounts. The Company utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk. FHLB advances constitute the Company's only source of borrowings, which have fixed rate terms with laddered maturities. Following the conversion, the Company may use additional borrowings to facilitate leveraging of its higher capital position that will result from the stock offering, in which borrowings would be utilized to fund purchases of investment securities at a positive spread to improve earnings and return on equity. To the extent additional borrowings are utilized by the Company, FHLB advances would likely continue to be the principal source of such borrowings.

     PSB Holdings' earnings base is largely dependent upon net interest income and operating expense levels, although sources of non-interest operating have become a more significant earnings contributor in recent years. Overall, PSB Holdings' operating strategy has provided for a relatively low but stable net interest margin. In particular, the Company's emphasis on managing the interest rate risk and credit risk associated with the net interest margin has somewhat limited the earnings potential that can be realized from the yield-cost spread. Growth of non-interest operating income has been primarily realized through increased fee income. Operating expenses represent the other major component of the Company's earnings and, in recent years, operating expenses have in general creased as a percent of average assets. Higher operating expenses have been attributable to expansion of staff to support and manage the Company's growth and diversification of products and services. Higher operating expenses have also resulted from opening a fourth branch in the fiscal year ended June 30, 2000, as well as from growth of transaction and savings account deposits that are more costly to service than time deposits.

     The Company's business plan following the public stock offering is expected to continue to focus on products and services which have facilitated PSB Holdings' recent growth. Specifically, PSB Holdings will continue to be an independent community-oriented financial institution with a commitment to local real estate and non-mortgage financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows. In addition, the Company will emphasize increasing the diversification of its loan portfolio composition into

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RP FINANCIAL, LC.
PAGE 1.4

commercial real estate and commercial business loans, as well as expansion and diversification of other products and services.

     The Company's Board of Directors has elected to complete a public stock offering to improve the competitive position of PSB Holdings. The capital realized from the minority stock offering will increase the operating flexibility and overall financial strength of PSB Holdings. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. PSB Holdings' higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, through enhancing the Company's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Company's future funding needs, which may facilitate a reduction in PSB Holdings' funding costs. Additionally, PSB Holdings' higher equity-to-assets ratio will also better position the Company to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would provide for further penetration in the markets currently served by the Company or nearby surrounding markets. The Company will also be bettered position to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position. At this time, the Company has no specific plans for expansion other than through establishing additional branches. The projected use of proceeds are highlighted below.

     - PSB HOLDINGS The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

     - PUTNAM SAVINGS. Approximately 50% of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund growth of loans and investments.

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RP FINANCIAL, LC.
PAGE 1.5

     Overall, it is the Company's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with PSB Holdings' operations. The Company has acknowledged that it intends to operate with excess capital in the near term, operating with a below market return on equity ("ROE"), until such time as the new capital can be leveraged in a safe and sound manner over an extended period of time.

BALANCE SHEET TRENDS

     Table 1.1 shows the Company's historical balance sheet data for the past five and three-quarter fiscal years. From June 30, 1999 through March 31, 2004, PSB Holdings' assets increased at an 11.1% annual rate. Asset growth was mostly realized through growth of interest-earning assets, which was fairly evenly disturbed between investments and loans. Asset growth has been funded with a combination of deposits and borrowings, as well as retained earnings. A summary of PSB Holdings' key operating ratios for the past five and three-quarter fiscal years is presented in Exhibit I-3.

     PSB Holdings' loans receivable portfolio increased at a 9.7% annual rate from fiscal year end 1999 through March 31, 2004, with the portfolio exhibiting positive growth throughout the period. The Company's lower loan growth rate compared to its asset growth rate served to reduce the loans-to-assets ratio from 55.7% at fiscal year end 1999 to 52.5% at March 31, 2004. PSB Holdings' historical emphasis on 1-4 family lending is reflected in its loan portfolio composition, as 75.4% of total loans receivable consisted of 1-4 family permanent mortgage loans at March 31, 2004. Trends in the Company's loan portfolio composition over the past five and three-quarter fiscal years show that the concentration of 1-4 family permanent mortgage loans comprising total loans declined from a high of 90.2% at fiscal year end 2000 to a low of 75.4% at March 31, 2004. Over the past five and one-quarter years lending diversification by the Company has emphasized origination of commercial real estate loans, with the level of permanent commercial real estate loans comprising total loans increasing from a low of 5.9% at fiscal year end 2000 to a high of 17.1% at March 31, 20004. Construction loans represent the second largest area of lending diversification for the Company, equaling 4.2% of the total loan portfolio at March 31, 2004. Commercial business lending has also been an area of loan growth

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RP FINANCIAL, LC.
PAGE 1.7

for the Company, as the Company did not offering commercial business loans prior to fiscal 2001. As of March 31, 2004, commercial business loans equaled 2.6% of the total loan portfolio. Consumer lending, other than home equity loans which are included in the 1-4 family loan portfolio, has not been an area of lending emphasis for the Company, with such loans ranging from a high of 2.4% of total loans at fiscal year end 1999 to a low of 0.8% of total loans at March 31, 2004.

     The intent of the Company's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting PSB Holdings' overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-term maturities. Over the past five and three-quarter fiscal years, the Company's level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 41.2% of assets at fiscal year end 2001 to a high of 47.6% of assets at fiscal year end 2003. As of March 31, 2004, cash and investments maintained by the Company equaled 44.3% of assets. Mortgage-backed securities comprise the most significant component of the Company's investment portfolio, with the portfolio consisting substantially of securities guaranteed or insured by a federal agency. The portfolio also includes collateralized mortgage obligations ("CMOs") of private issuers (approximately $1.9 million at March 31, 2004). Mortgage-backed securities are generally purchased as a means to deploy excess liquidity at more favorable yields than other investment alternatives that are consistent with PSB Holdings' investment philosophy. As of March 31, 2004, the portfolio consisted mostly of fixed rate mortgage pass through securities with blended maturities ranging between three and fifteen years. The mortgage-backed securities portfolio totaled $47.4 million at March 31, 2004 and was classified as available for sale. As of March 31, 2004, the net unrealized gain on the mortgage-backed securities portfolio equaled $495,000.

     Beyond the Company's investment in mortgage-backed securities, investment securities held by the Company at March 31, 2004 consisted of U.S. Government and agency securities ($7.1 million), corporate bonds ($33.1 million), marketable equity securities ($8.0 million), municipal bonds ($9.6 million) and FHLB stock ($2.3 million). To facilitate management of interest rate risk, most of the investment portfolio matures or reprices within five years and the entire portfolio is maintained as available for sale. As of March 31, 2004, the net unrealized gain

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RP FINANCIAL, LC.
PAGE 1.8

on the Company's investment portfolio, excluding mortgage-backed securities and CMOs, equaled $2.1 million. The Company also maintained cash and cash equivalents of $4.5 million as of March 31, 2004, which equaled 1.8% of assets.
Exhibit I-4 provides historical detail of the Company's investment portfolio.

     The Company also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of some of the Company's officers and directors. The purpose of the investment is to provide funding for employee and director benefit plans. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of March 31, 2004, the cash surrender value of the Company's BOLI equaled $2.1 million.

     Over the past five and three-quarter fiscal years, PSB Holdings' funding needs have been substantially met through retail deposits, internal cash flows, borrowings and retained earnings. From fiscal year end 1999 through March 31, 2004, the Company's deposits increased at an annual rate of 13.0%. Positive deposit growth was sustained throughout the period covered in Table 1.1, with the most significant growth realized during fiscal years 2001 through 2003. The Company's stronger deposit growth relative to asset growth served to increase the ratio of deposits-to-assets from 72.1% at fiscal year end 1999 to 78.1% at March 31, 2004. Transaction and savings accounts equaled 61.3% of the Company's total deposits at March 31, 2004, versus a comparable ratio of 41.7% at fiscal year end 2001. Money market accounts have been the largest source of deposit growth for the Company since fiscal year end 2001 and at March 31, 2004 money market accounts comprised the largest component of the Company's transaction and savings account deposits. As of March 31, 2004, money market deposits totaled $47.0 million, equal to 37.1% of PSB Holdings' total transaction and savings account deposits.

     Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support control of deposit costs. Borrowings have become a less prominent funding source for the Company since peaking at 24.1% of total assets at fiscal year end 2000. Comparatively, as of March 31, 2004, the Company's borrowings-to-assets ratio equaled 11.6%. The Company's use of borrowings has generally been limited to FHLB advances. The Company held $29.3 million of FHLB advances at March 31, 2004, which have laddered terms of up to ten years.

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PAGE 1.9

     Since fiscal year end 1999, retention of earnings and the adjustment for accumulated other comprehensive income translated into an annual capital growth rate of 7.7% for the Company. Asset growth outpaced the Company's equity growth rate, as PSB Holdings' equity-to-assets ratio declined from 11.1% at fiscal year end 1999 to 9.6% percent at March 31, 2004. All of the Company's capital is tangible capital, and the Bank maintained capital surpluses relative to all of its regulatory capital requirements at March 31, 2004. The addition of stock proceeds will serve to strengthen the Company's capital position and competitive posture within its primary market area, as well as possibly support expansion into other nearby markets if favorable growth opportunities are presented. At the same time, as the result of the Company's relatively high pro forma capital position, PSB Holdings' ROE can be expected to be below industry averages following its conversion.

INCOME AND EXPENSE TRENDS

     Table 1.2 shows the Company's historical income statements for the past five fiscal years and for the twelve months ended March 31, 2004. The Company reported positive earnings over the past five and three-quarter fiscal years, ranging from a low of 0.18% of average assets during fiscal 2001 to a high of 0.83% of average assets during fiscal 2000. For the twelve months ended March 31, 2004, the Company's reported net income of $1.4 million equaled 0.58% of average assets. The lower return posted in fiscal 2001 was in part attributable to losses incurred from investment in derivative instruments, in which the Company recorded an unrealized loss on stocks with expired options during fiscal 2001. The higher return posted in fiscal 2000 was supported by gains on the sale of investments. Net interest income and operating expenses represent the primary components of PSB Holdings' core earnings. Non-interest operating income is a less a significant contributor to the Company's core earnings, but has been a source of earnings growth. The amount of loan loss provisions established over the past five and three-quarter fiscal years has varied, but in general loss provisions have not been a significant factor in the Company's earnings. Gains realized from the sale of fixed rate loans have increased in recent years, reflecting an increase in the demand for longer term fixed rate loans, while gains and loss on the sale of investments typically have not been a significant factor in the Company's earnings.

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PAGE 1.11

     PSB Holdings has maintained a relatively low net interest margin throughout the period shown in Table 1.2, reflecting the Company's emphasis on managing interest rate risk and credit risk at the expense of potentially realizing wider yield-cost spreads in certain interest rate environments. Over the past five and three-quarter years, the Company's net interest income to average assets ratio ranged from a low of 2.65% during fiscal 2001 to a high of 3.06% during fiscal 1999. For the twelve months ended March 31, 2004, the Company's net interest income to average assets ratio equaled 2.89%. The increase realized in the Company's net interest income ratio since fiscal 2001 has been facilitated by a widening of the yield-cost spread, which has resulted from the more immediate impact that the decline in short-term interest rates has had on the Company's funding costs relative to asset yields. Accordingly, the Company's net interest spread increased from 2.21% in 2001 to 2.73% for the twelve months ended March 31, 2004. Over the same time period, the Company's interest income ratio declined by 192 basis points, versus a more significant decline of 215 basis points for the interest expense ratio. The Company's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

     Non-interest operating income has trended higher over the past five and three-quarter fiscal years, increasing from a low of 0.26% of average assets during fiscal 2000 to a high of 0.47% of average assets during the twelve months ended March 31, 2004. Growth of non-interest operating income has been mostly realized through increased service fees generated from transaction deposits and other products and services offered to the Bank's retail customers. The increase in non-interest operating income also reflects growth of commission income generated through the sale of non-deposit investment products. The major portion of the Company's non-interest operating income is derived through service fees, which increased from $357,000 during fiscal 2000 to $843,000 for the twelve months ended March 31, 2004.

     Operating expenses represent the other major component of the Company's earnings, ranging from a low of 2.28% of average assets during fiscal 1999 to a high of 2.55% of average assets during the twelve months ended March 31, 2004. The upward trend in the operating expense ratio reflects the impact of opening a fourth branch in fiscal 2000, deposit growth consisting most of transaction and savings accounts that are more cost to service than CDs, and expansion of staff to facilitate implementation of a more diversified lending strategy, particularly

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PAGE 1.12

in the area of commercial loan production. Upward pressure will be placed on the Company's operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same, the increase in capital realized from the stock offering will increase the Company's capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

     Overall, the general trends in the Company's net interest margin and operating expense ratio since fiscal 1999 reflect a decline in core earnings, as indicated by the Company's expense coverage ratio (net interest income divided by operating expenses). PSB Holdings' expense coverage ratio equaled 1.34 times in fiscal 1999, versus a comparable ratio of 1.13 times for the twelve months ended March 31, 2004. The decline in the expense coverage ratio was the result of both a decline in the net interest income ratio and an increase in the operating expense ratio. Similarly, PSB Holdings' efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 67.3% in fiscal 1999 was more favorable than the 75.9% efficiency ratio maintained for the twelve months ended March 31, 2004.

     Over the past five and three-quarter fiscal years, maintenance of generally favorable credit quality measures has served to limit the amount of loss provisions established during the period. Loan loss provisions established by the Company ranged from a low of 0.02% of average assets for the twelve months ended March 31, 2004 to a high of 0.09% of average assets during fiscal 1999. As of March 31, 2004, the Company maintained valuation allowances of $1.3 million, equal to 0.96% of net loans receivable and 169.9% of non-accruing loans. Exhibit I-6 sets forth the Company's loan loss allowance activity during the past five and three-quarter fiscal years.

     The Company records gains on the sale of loans from the sale of fixed rate loan originations to the secondary market. Most loans are sold with servicing retained. Gains realized from the sale of loans were a larger source of earnings in fiscal 2003, as historically low mortgage rates supported a significant increase in the Company's lending volume for longer term 1-4 family fixed rate loans. Gains on the sale of loans equaled 0.13% of average assets in fiscal 2003 and then declined to 0.05% of average assets during the twelve months ended March 31,

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PAGE 1.13

2004. The Company recorded gains and losses from the sale of investment securities throughout past five and three-quarter fiscal years, reflecting ongoing management of the investment portfolio for purposes of enhancing returns and managing interest rate risk. With the exception of fiscal 2000, gains and losses from the sale of investments have not been a significant factor in the Company's earnings. During fiscal 2000, gains realized from the sale of investments equaled $481,000 or 0.30% of average assets. The gains and losses realized from the sale of investment securities are viewed as non-recurring income items, while gains generated from the sale of fixed rate loan originations have been an ongoing activity for the Company particularly in the prevailing low interest rate environment. However, gains realized through secondary market activities are subject to a certain degree of volatility as well, given the dependence of such gains on the interest rate environment and resulting demand for longer term fixed rate loans.

     During fiscal years 2000 through 2002, the Company engaged in sale of covered options for the purpose of generating income. The Company's investment in derivative instruments provided income equal to 0.11% of average assets during fiscal 2000, while losses equal to 0.20% of average assets and 0.03% of average were recognized from the Company's investment in derivative instruments during fiscal years 2001 and 2002, respectively. The program was discontinued on December 31, 2001. The Company's earnings were negatively impacted by one time expenses recorded in fiscal 1999 and fiscal 2001. The one time expense recorded in fiscal 1999 was a legal settlement expense equal to 0.12% of average assets and the one time expense recorded in fiscal 2001 was the cumulative effect of a change in accounting principle in accounting for derivative instruments equal to 0.08% of average assets.

     The Company's effective tax equaled 28.9% for the twelve months ended March 31, 2004, which was less than the effective statutory rate as the result of tax exempt income and dividends earned on certain investments that are subject to a lower effective tax rate. As set forth in the prospectus, the Company's effective statutory tax rate equals 39.9%.

INTEREST RATE RISK MANAGEMENT

     The Company's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and

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PAGE 1.14

higher interest rates. As of March 31, 2004, the Company's net portfolio value ("NPV") under a 200 basis point instantaneous and sustained rise in interest rates reflected a decline of 3.9% (see Exhibit I-7).

     The Company pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through selling originations of 1-4 family fixed rate loans with 30-year terms and monthly payments, maintaining investments as available for sale, emphasizing investments that mature or reprice in less than five years and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consists primarily of short-term and adjustable rate loans. As of June 30, 2003, of the Company's total loans due after June 30, 2004, ARM loans comprised 20.2% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing fixed rate FHLB advances with laddered maturities out to ten years and emphasizing growth of lower cost and less interest rate sensitive transaction and savings accounts. Transaction and savings accounts comprised 61.3% of the Company's deposits at March 31, 2004.

     The infusion of stock proceeds will serve to further limit the Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company's capital will lessen the proportion of interest rate sensitive liabilities funding assets.

LENDING ACTIVITIES AND STRATEGY

     PSB Holdings' lending activities have traditionally emphasized 1-4 family permanent mortgage loans and such loans continue to comprise the largest component of the Company's loan portfolio. Beyond 1-4 family loans, lending diversification by the Company has emphasized commercial real estate, home equity, construction, land and commercial business loans. To a lesser extent, the Company's lending activities include consumer loans. Going forward, the Company's lending strategy is to pursue further diversification of the loan portfolio, whereby growth of commercial real estate and commercial business loans will be emphasized.

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PAGE 1.15

However, the origination of 1-4 family permanent mortgage loans is expected to remain as the Company's most prominent lending activity. It is anticipated that growth of the 1- 4 family portfolio will be slowed somewhat by the sale of a portion of the fixed rate originations, thereby providing for a gradual shift in the Company's loan portfolio composition towards a higher concentration of commercial real estate and commercial business loans. Exhibit I-9 provides historical detail of PSB Holdings' loan portfolio composition over the past five and three-quarter fiscal years and Exhibit I-10 provides the contractual maturity of the Company's loan portfolio by loan type as of June 30, 2003.

     PSB Holdings' originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans. The Company's current practice is to sell originations of conforming fixed rate 30-year monthly payment loans and to hold originations of 30-year bi-weekly fixed rate loans, as well as to hold originations of fixed rate loans with terms of 15 years or less and adjustable rate loans. The Company retains the servicing on loans that are sold, with the exception of loans insured by the Federal Housing Authority ("FHA"), Veterans Administration ("VA"), Connecticut Housing Finance Authority ("CHFA") and USDA Rural Housing loans. In the current interest rate environment, most of the Company's 1-4 family lending volume consists of fixed rate loans. ARM loans offered by the Company include loans with repricing terms of one, three, five, seven or ten years and are indexed to U.S. Treasury notes of comparable maturities as the repricing term. Initial rates on ARM loans are typically discounted from the fully-indexed rate. After the initial repricing period, ARM loans convert to a one-year ARM loan for the balance of the mortgage term. The Company typically requires a loan-to-value ("LTV") ratio of 80.0% or less for 1-4 family loans, but will lend up to a 95.0% LTV ratio with private mortgage insurance ("PMI"). The substantial portion of the Company's 1-4 family permanent mortgage loans are underwritten to secondary market standards specified by Fannie Mae.

     The Company offers fixed-term home improvement loans, as well as variable rate home equity lines of credit ("HELOCs") in its primary market area. Fixed term home improvement loans are offered up to a LTV ratio of 100.0% inclusive of other liens on the property, while HELOCs are offered up to a 90.0% LTV ratio inclusive of other liens on the property. Fixed term home improvements loans are offered for terms of up to ten years. HELOCS with LTV ratios of 80.0% or less have a maximum draw period of ten years followed by a ten year

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RP FINANCIAL, LC.
PAGE 1.16

repayment term. HELOCs with LTV ratios above 80.0% have a maximum draw period of five years followed by a ten year repayment term.

     The residential mortgage loan portfolio includes land loans that are extended to finance lots that will be used for residential development. Land development loans generally require a loan-to-value ("LTV") ratio of 75.0% or less and are offered as fixed rate loans with a maximum term of 15 years. As of March 31, 2004, the Company's portfolio of residential mortgage loans, including home equity loans and residential land loans, totaled $102.4 million or 75.4% of total loans outstanding.

     Construction loans originated by the Company consist mostly of loans to finance the construction of 1-4 family residences and, to a lesser extent, financing for the construction of multi-family and commercial properties. Construction loans extended for 1-4 family properties are typically for the construction of pre-sold homes. In addition, the Company makes construction loans to home builders on a speculative basis, but such loans are typically limited to one loan per builder and do not constitute a significant part of the Company's construction lending activities. Construction/permanent loans are offered on comparable terms as 1-4 family permanent mortgage loan rates and require payment of interest only during the construction period. The Company will originate construction/permanent loans up to a LTV ratio of 95.0% for properties with completed values of $150,000 or less and up to a LTV ratio of 90.0% for properties with completed values greater than $150,000. Commercial real estate and multi-family construction loans are generally originated as construction/permanent loans and are subject to the same underwriting criteria as required for permanent mortgage loans, as well as submission of completed plans, specifications and cost estimates related to the proposed construction. Loans for the construction of commercial real estate and multi-family loans are extended up to a LTV ratio of 80.0% based on the lesser of the appraised value of the property or cost of construction. As of March 31, 2004, PSB Holdings' outstanding balance of construction loans totaled $5.6 million or 4.2% of total loans outstanding.

     The balance of the mortgage loan portfolio consists of commercial real estate loans, which are collateralized by properties in the Company's primary market area. PSB Holdings' originates commercial real estate loans up to a maximum LTV ratio of 80.0% and requires a minimum debt-coverage ratio of 1.25 times. Loan terms typically provide for up to 20-year

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PAGE 1.17

amortizations and are offered as fixed rate or adjustable rate loans with a balloon provision of five years. Commercial real estate loans are generally priced off of the comparable FHLB advance term plus a 300 basis point margin. Properties securing the commercial real estate loan portfolio consist primarily of retail properties, a hotel, industrial buildings and apartment buildings. Growth of commercial real estate lending is currently an area of lending emphasis for the Company. As of March 31, 2004, the Company's commercial real estate loan portfolio totaled $23.2 million or 17.1% of the total loan portfolio.

     The Company's diversification into non-mortgage loans consists primarily of commercial business loans and, to a lesser extent, consumer loans. The Company offers commercial business loans and lines of credit to small and medium sized companies in its market area. Commercial business loans offered by the Company consist of floating rate loans indexed to the prime rate and fixed rate terms loans for terms of up to seven years. The commercial business loan portfolio consists primarily of secured loans, while the portfolio also includes a minor amount of unsecured loans for purposes of financing expansion or providing working capital for general business purposes. Commercial business lending is being emphasized as a source of loan growth for the Company. As of March 31, 2004, PSB Holdings' outstanding balance of commercial business loans totaled $3.5 million or 2.6% of total loans outstanding.

     Consumer lending has been a minor area of lending diversification for the Company, with the consumer loan portfolio consisting primarily of installment loans extended directly to the end borrower. Consumer lending is expected to remain as a limited area of loan diversification for the Company. As of March 31, 2004, the Company's consumer loan portfolio totaled $1.0 million or 0.8% of total loans outstanding.

     Exhibit I-11 provides a summary of the Company's lending activities over the past three and three-quarter fiscal years. The Company's lending volume increased significantly over the past three fiscal years, which was supported by increased originations of residential mortgage loans. Originations of residential mortgage loans increased from $26.6 million in fiscal 2001 to $68.7 million in fiscal 2003, as borrowers took advantage of historically low mortgage rates to finance new home purchases or to refinance their existing mortgages. During the past three fiscal years, originations of residential mortgage loans accounted for 78.3% of the total loans originated by the Company. The Company's implementation of a more diversified lending

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RP FINANCIAL, LC.
PAGE 1.18

strategy that has emphasized growth of commercial real estate and commercial business loans is reflected by the upward trend in originations of both commercial real estate loans and commercial business loans. Originations of commercial real estate loans increased from $3.0 million during fiscal 2001 to $11.2 million during the nine months ended March 31, 2004 and originations of commercial business loans increased from $761,000 to $4.8 million over the same time period. While the Company's lending volume increased notably in fiscal 2002 and 2003, loan growth was less significant than the pick-up in loan volume as loan repayments and loan sales increased as well. For the nine months ended March 31, 2004, the Company's residential lending volume declined slightly from the comparable year ago period, but total lending volume was higher for most recent nine month period due to increased originations of commercial real estate loans, construction loans and commercial business loans.

ASSET QUALITY

     The Company's 1-4 family lending emphasis has generally supported favorable credit quality measures. Over the past five and three-quarter fiscal years, PSB Holdings' balance of non-performing assets ranged from a low of 0.29% of assets at fiscal year end 2001 to a high of 0.74% of assets at fiscal year end 1999. The Company held $925,000 of non-performing assets at March 31, 2004, equal to 0.37% of assets. The higher ratio of non-performing assets maintained at fiscal year end 1999 consisted mostly of non-accruing residential mortgage loans. As shown in Exhibit I-12, the Company's balance of non-performing assets at March 31, 2004 consisted of $747,000 of non-accruing loans, $128,000 of accruing loans under 90 days past due and $50,000 of accruing loans past due 90 days or more.

     To track the Company's asset quality and the adequacy of valuation allowances, PSB Holdings has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed monthly by senior management and quarterly by the Board. Additionally, the Company has retained an independent consulting firm to perform a semi-annual review of the loan portfolio. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of March 31, 2004, the

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RP FINANCIAL, LC.
PAGE 1.19

Company maintained valuation allowances of $1.3 million, equal to 0.96% of net loans receivable and 137.2% percent of non-performing loans.

FUNDING COMPOSITION AND STRATEGY

     Deposits have consistently accounted for the substantial portion of the Company's interest-bearing funding composition and at March 31, 2004 deposits equaled 87.1% of PSB Holdings' interest-bearing funding composition. Exhibit I-13 sets forth the Company's deposit composition for the past three and three-quarter fiscal years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at March 31, 2004. Transaction and savings account deposits constitute the largest portion of the Company's deposit base, which in aggregate equaled $120.8 million or 61.2% of total deposits at March 31, 2004. Factors contributing to growth of the Company's core deposits include realizing growth in checking accounts as the result of developing commercial account relationships and offering an attractive money market rate on accounts with balances of $25,000 or more. The low interest rate environment is also believed to have contributed to the increase in transaction and savings accounts maintained by the Company, as the general decline in CD rates has increased depositor preference to hold funds in liquid transaction accounts. CDs comprise the balance of the Company's deposits, equaling $76.5 million or 38.8% of total deposits at March 31, 2004. As of March 31, 2004, 46.9% of the Company's CDs were scheduled to mature in one year or less. As of March 31, 2004, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $25.0 million or 32.7% of total CDs. PSB Holdings does not maintain any brokered CDs.

     Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and interest rate risk. Borrowings held by the Company consist of FHLB advances with laddered terms of up to ten years. As of March 31, 2004, the Company maintained $29.3 million of FHLB advances.
Exhibit I-15 provides further detail of PSB Holdings' borrowing activities during the past three and three-quarter fiscal years. Following the stock offering, the Company may add borrowings for purposes of leveraging the balance sheet, in which borrowings would be utilized to fund purchases of investment securities at a positive spread to improve ROE. To the extent borrowings are added by the Company, FHLB advances would likely continue to be the primary source of borrowings utilized.

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PAGE 1.20

SUBSIDIARIES AND OTHER ACTIVITIES

     PSB Holdings' only subsidiary is Putnam Savings. Putnam Savings has two subsidiaries, Windham North Properties, LLC and PSB Realty, LLC. Windham North Properties, LLC is used to acquire title to selected properties on which the Bank forecloses. As of March 31, 2004, Windham North Properties, LLC, did not own any such properties. PBS Realty, LLC owns a single parcel of real estate located immediately adjacent to Putnam Savings' main office. This real estate is utilized as a loan center for the Bank and there are no outside tenants that occupy the premises.

     Putnam Savings also maintains a partnership with Infinex Investments, Inc. ("Infinex") to provide non-depository investment services and products to the Bank's customers. Products and services offered through Infinex include annuities, mutual funds, life insurance, long term care insurance, brokerage accounts, stock and bond mutual funds, 529 College Savings Plans, and estate planning.

LEGAL PROCEEDINGS

     PSB Holdings is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Company.

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PAGE 2.1

                                 II. MARKET AREA

INTRODUCTION

     PSB Holdings serves northeastern Connecticut through its main office in Putnam, three branch offices located in the towns of Pomfret, Danielson and Plainfield, and a loan center also located in Putnam. The markets served by the Company's offices are all part of Windham County. The major portion of the Company's activities is conducted within the markets served by the retail branches and surrounding contiguous markets. Exhibit II-1 provides information on the Company's office facilities.

     The primary market area served by the Company, which is centrally located between the cities of Hartford, Connecticut and Providence, Rhode Island, is largely suburban and rural in nature. The Company's competitive environment includes a large number of thrifts, commercial banks and other financial service providers, some of which have a regional or national presence. Due to its small size, the Company has more limited resources and a smaller market presence than many of its competitors. The primary market area economy is fairly diversified, with services, wholesale/retail trade and manufacturing constituting the basis of the primary market area economy.

     Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Company, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Company and the relative economic health of the Company's market area.

MARKET AREA DEMOGRAPHICS

     Key demographic and economic indicators in the Company's market include population, number of households and household/per capita income levels. Demographic data for Windham County, as well as comparative data for Connecticut and the U.S., is provided in Table 2.1. From 2000 through 2003, Windham County's population increased at a 0.5% annual rate, which

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PAGE 2.3

was comparable to Connecticut's annual population growth rate of 0.4%. Both the county and state population growth rates lagged the U.S. population growth rate of 1.2%. Growth in the number of households paralleled the population growth rates, with the U.S. household growth rate exceeding both the Connecticut and Windham County household growth rates. Projected five year population and household growth rates for Windham County reflect no change from the 2000 to 2003 growth rates. Similarly, the projected population and household rates for Connecticut and the U.S. are consistent with their recent historical growth rates.

     Median household income in Windham County was slightly above median household income for the U.S., but well below Connecticut's median household income as certain regions of the state contain highly affluent markets particularly with respect to markets in the southwestern region of the state. Windham County's per capita income was lower than both the U.S. and Connecticut per capita income measures, which is indicative of the market area's more rural nature that provides for a lower cost of living than the more heavily populated markets within the state. Household income distribution measures show that in comparison to Windham County, both the U.S. and Connecticut maintain a higher percentage of households with incomes of $100,000 or more. From 2000 to 2003, household income and per capita income increased at a slower rate in Windham County compared to the U.S. and Connecticut. Over the next five years, growth in household income for Windham County is projected to remain below the comparable Connecticut and U.S. growth rates.

NATIONAL ECONOMIC FACTORS

     The future success of the Company's operations is partially dependent upon various national and local economic trends. In assessing economic trends over the past year, the beginning of the second quarter of 2003 provided mixed economic signals. Initial jobless claims hit a one-year high in late-April, but consumer sentiment also edged higher in April. Despite the improvement in consumer sentiment, which was expected to support an increase in spending, the outlook for job growth remained dim. Job losses continued in April for the third month in a row and the national unemployment rate rose to 6.0% in April. The manufacturing sector also continued to struggle in April, as industrial production declined for the second straight month

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RP FINANCIAL, LC.
PAGE 2.4

and factories were operating at their lowest rate in 20 years. Comparatively, economic data for May exhibited some positive signs, as a regional manufacturing report showed factory expansion and May consumer sentiment improved from April. Factory orders and retail sales also increased in May, but business investment and the labor market remained weak. Despite growing expectations for a rebound in the economy, the manufacturing sector continued to contract in June. Job losses concentrated in the manufacturing sector pushed the nation's unemployment rate to 6.4% in June, the highest level in more than nine years. The housing market remained a bright spot in the economy during the second quarter, as low mortgage rates continued to fuel strong demand for purchases of new and existing homes.

     The national economy showed signs of strengthening at the beginning of the third quarter of 2003, as the U.S. economy grew at a stronger-than-expected 3.1% annual rate in the second quarter. Second quarter growth was fueled by brisk consumer and business spending, as well as a surge in defense expenditures. Manufacturing activity increased for the second straight month in August and retail sales were stronger in August as well. However, despite the apparent improvement in the U.S. economy, the number of employed fell in August for the seventh consecutive month. The August unemployment rate of 6.1% reflected a slight decline from the July rate of 6.2%, which was attributable to contraction in the size of the labor force as opposed to jobs being added. However, employment data for September reflected a more promising outlook for the economy, as non-farm payrolls rose for the first time in eight months. The national unemployment rate for September remained at 6.1%, as the increase in jobs was offset by a larger increase in new labor force entrants. Despite higher mortgage rates, sales of new and existing homes were strong in September.

     Third quarter GDP growth of 8.2% and data reflecting that the recovery was starting to translate into gains in employment provided further evidence that the national economy was gaining momentum. Job growth pushed the national unemployment rate down to 6.0% in October and 5.9% in November. Employment gains were aided by a pick-up in manufacturing activity, which was attributable to a surge in new orders. Despite the pick-up in economic activity, inflation remained low as core consumer prices fell in November for the first time since 1982. The December national unemployment rate unexpectedly dropped to a 14-month low of 5.7%; however, the decline was attributable to workers exiting the labor force rather than new

RP FINANCIAL, LC.
PAGE 2.5

jobs beings created.

     Economic data for January 2004 suggested that the economic recovery was gaining traction, as evidenced by a strong increase in U.S. industrial production for the month of January. Factory activity continued to rise in January and non-manufacturing activity grew for a tenth consecutive month in January 2004. The U.S. unemployment rate fell to a two-year low of 5.6% in January, as the pace of job growth picked-up. However, consumer confidence slipped in February, as hiring activity continued to lag the pace of the economic expansion. Employment data for February showed that jobs were added but well below expectations and the unemployment rate was unchanged at 5.6%. A stronger than expected increase in U.S. industrial production in February and initial jobless claims falling to their lowest level in three years in mid-March provided further indications that the U.S. economy was improving. Housing starts slowed in February for a second straight month, but demand for new homes remained strong.

     The March unemployment rate edged up to 5.7%, although job growth for the month was the strongest in four years and for the first time in 44 months there was no decline in manufacturing jobs. March economic data also showed manufacturing activity accelerating, a strong increase in retail sales, a surge in housing starts and new home sales, and a strong increase in durable-goods orders. While first quarter GDP rose at a slower than expected 4.2% annual rate, the economy in general showed signs of accelerating going into the second quarter. Job growth in April exceeded expectations, as the economy created 288,000 new jobs and the national unemployment rate fell to 5.6% in April. Some other economic data for April was not as strong, as higher interest rates slowed new housing starts and sales of new homes. Orders for durable goods also declined in April. However, fears of higher interest rates fueled a strong increase in home resales during April.

     In terms of interest rate trends over the past year, Treasury prices moved lower at the beginning of the second quarter of 2003 as the bond market ignored weak economic data and focused mainly on news of U.S. war successes in Iraq that sparked a rally in stocks. Weak economic data provided support for Treasury prices in mid-April, as the yield on the 10-year U.S. Treasury note stabilized at slightly below 4.0% through the end of April. The Federal Reserve concluded to leave short-term interest rates unchanged at its meeting in early-May.

RP FINANCIAL, LC.
PAGE 2.6

However, in a major shift, the central bank signaled the possibility of a rate cut later to ward off deflation, which served to boost Treasury prices following the Federal Reserve meeting. Amid more signs of economic sluggishness and growing concerns of deflation, Treasury yields plunged to their lowest levels in 45 years through the end of May and into early-June. Treasury yields declined further in mid-June on news of a shake-up among Freddie Mac's top executives due to accounting concerns and growing expectations that the Federal Reserve would cut rates again. A smaller than hoped for 0.25% rate cut by the Federal Reserve in late-June prompted a sell-off in Treasury issues at the close of the second quarter.

     The decline in bond prices became more pronounced at the beginning of the third quarter of 2003, with the yield on the 10-year Treasury increasing from 3.56% on July 1, 2003 to 4.43% on July 31, 2003. Investors dumped bonds in favor of stocks during July on growing optimism of an economic recovery that would lead to an end of further rate cuts by the Federal Reserve. The Federal Reserve kept its interest rate target at a 45-year low of 1.0% at its mid-August meeting and predicted that rates would stay near that level for some time. Treasury yields continued to climb higher through the balance of August, as the U.S. and global economy showed signs of improving and the Dow Jones Industrial Average rose to a 14-month high. However, weak employment data for August provided a boost to the bond market in early-September. U.S. Treasury bonds continued to strengthen through mid-September, as the Federal Reserve left interest rates unchanged and indicated they would remain low, as government data showed underlying inflation at a 37-year low. Weaker than expected economic data that showed a decline in consumer confidence and a slow down in manufacturing activity further contributed to the decline in Treasury yields at the close of the third quarter.

     The decline in interest rates was reversed in the fourth quarter, as data indicating that the economic recovery was strengthening pushed Treasury yields higher during October and early-November 2003. Indications that the Federal Reserve would keep interest rates low and favorable inflation data served to push interest rates lower in mid-November. Treasury yields moved up again in early-December, largely on the basis of economic data that showed an increase in manufacturing activity and the Federal Reserve's more upbeat assessment of the economy. The Federal Reserve concluded its December meeting with no change in the federal funds target rate of 1% and indicated that low interest rate levels could be maintained for a

RP FINANCIAL, LC.
PAGE 2.7

considerable period. Favorable inflation data supported a relatively stable interest rate environment at the close of 2003.

     Treasury bonds rallied at the beginning of 2004 on news of a weaker than expected December employment report, which showed job creation far below forecasted levels. In late-January, the Federal Reserve concluded to leave short-term interest rates unchanged at a 45-year low of 1%, but dropped its commitment to keep rates low for a considerable period of time. The change in the Federal Reserve's wording pushed Treasury yields higher at the end of January and into early-February. Following the spike-up in bond yields, interest rates eased lower into mid-February as January employment data showed that job growth remained less than robust. Interest rates stabilized during the second half of February, with the yield on the 10-year Treasury note edging below 4.0% at the end of the month. A weaker than expected employment report for February sparked a rally in Treasury bonds in early-March, as the lack of meaningful job growth raised expectations that the Federal Reserve would not increase rates anytime soon. The Federal Reserve left rates unchanged at its mid-March meeting, indicating that it could be patient about increasing rates because of low inflation, unused factory capacity and limited jog growth. Treasury yields dropped to an eight month low following the Federal Reserve meeting and then eased higher through the end of March on indications that the economy was getting stronger.

     The upward trend in interest rates continued into the beginning of the second quarter of 2004, as strong economic data increased expectations that the Federal Reserve would increase interest rates. Bond yields were also pushed higher by signs of inflation coming back into the economy, as the consumer price index for March rose 0.5%. March economic data that showed a strengthening economy pressured bond yields higher through the end of April. Robust job growth in April, combined with rising oil prices, sharpened the sell-off in long-term Treasurys during the first half of May, reflecting increased expectations that the Federal Reserve would raise interest rates soon. Treasury yields eased lower during mid-May, as investors shifted money to the relative safety of bonds in reaction to India's election results and the assassination of the head of the Iraqi Governing Council. As of May 21, 2004, one- and 10-year U.S. government bonds were yielding 1.73% and 4.71%, respectively, versus comparable year ago yields of 1.13% and 3.39%. Exhibit II-2 provides historical interest rate trends from 1995

RP FINANCIAL, LC.
PAGE 2.8

through May 21, 2004.

LOCAL ECONOMY

     The Company's primary market area has a fairly diversified local economy, with employment in services, wholesale/retail trade and manufacturing serving as the basis of the local economy. As shown in Table 2.2, service jobs represent the largest employer in Windham County, followed by employment in the wholesale/retail and manufacturing sectors. Most sectors of the Windham County economy added jobs from 1996 through 2000 and similar to national trends, the service industry experienced the strongest job growth during the period. However, manufacturing jobs, which tend to be higher paying jobs, contracted slightly from 1996 to 2000.

                                    Table 2.2
                      Windham County Employment Sectors(1)

     EMPLOYMENT SECTORS                                         % OF LABOR FORCE
     ------------------                                         ----------------
     Services                                                          27.2%
     Wholesale/Retail Trade                                            22.9
     Manufacturing                                                     19.0
     Government                                                        14.3
     Construction                                                       5.7
     Finance, insurance and real estate                                 4.6
     Other                                                              6.3
                                                                      -----
                                                                      100.0%

     (1)  As of 2000.

     Source: Regional Economic Information System Bureau of Economic Analysis.

     Comparative unemployment rates for Windham County, as well as for the U.S. and Connecticut, are shown in Table 2.3. Windham County's March 2004 unemployment rate of 6.0% was higher than the comparable Connecticut unemployment rate of 5.2% and equal to the national unemployment rate. Consistent with the U.S. and Connecticut unemployment trends, Windham County's March 2004 unemployment rate was lower compared to the year ago rate of 6.9%.

RP FINANCIAL, LC.
PAGE 2.9

                                    Table 2.3
                             Unemployment Trends(1)

                                     MARCH 2003                MARCH 2004
     REGION                         UNEMPLOYMENT              UNEMPLOYMENT
     ------                         ------------              --------------
     United States                       6.2%                      6.0%
     Connecticut                         5.9                       5.2
     Windham County                      6.9                       6.0

     (1)  Unemployment rates have not been seasonally adjusted.

     Source:  U.S. Bureau of Labor Statistics.

MARKET AREA DEPOSIT CHARACTERISTICS AND COMPETITION

     The Company's retail deposit base is closely tied to the economic fortunes of Windham County and, in particular, the areas of the county that are nearby to one of PSB Holdings' four branches. Table 2.4 displays deposit market trends from June 30, 2000 through June 30, 2003 for PSB Holdings, as well as for all commercial bank and savings institution branches located in Windham County and the State of Connecticut. The data indicates that bank and thrift deposits in Windham County increased at a 9.9% annual rate from June 30, 2000 through June 30, 2003, which exceeded the 6.1% deposit growth rate posted by all Connecticut banks and thrifts. Consistent with the state of Connecticut, savings institutions maintained a larger market share of deposits than commercial banks in Windham County. The larger deposit market share maintained by savings institutions was supported by their larger branch presence, as savings institution branches accounted for 58% of the total branches in Connecticut and 60% of the total branches in Windham County. During the period covered in Table 2.4, savings institutions experienced a decline in deposit market share in both Windham County and the state of Connecticut, reflecting a decline in savings institution branches in both the county and the state. Comparatively, commercial banks added branches in both Windham County and Connecticut during the three year period.

     The Company's $192.3 million of deposits at June 30, 2003 represented a 15.1% market share of the Windham County thrift and bank deposits. PSB Holdings' deposits increased at a 20.1% annual rate from June 30, 2000 through June 30, 2003, which served to increase its

RP FINANCIAL, LC.
PAGE 2.11

market share of Windham County deposits from 10.5% at June 30, 2000 to 15.1% at June 30, 2003. PSB Holdings' stronger deposit growth rate was facilitated by the opening of its fourth branch office during the three year period covered in Table 2.4.

     The Company faces notable competition in both deposit gathering and lending activities, including direct competition with several financial institutions that primarily have a local or regional presence. Securities firms, credit unions and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as PSB Holdings'. With regard to lending competition, the Company encounters the most significant competition from the same institutions providing deposit services. In addition, the Company competes with mortgage companies, independent mortgage brokers, and credit unions in originating mortgage loans. Table 2.5 lists the Company's largest competitors in Windham County, based on deposit market share as noted parenthetically. As of June 30, 2003, the Company maintained a 15.1% market share of deposits in Windham County, which represented the 3rd largest market share of deposits in the county.

                                    Table 2.5
                                  PSB Holdings
                         Market Area Deposit Competitors

     LOCATION                                         NAME
     --------                                         ----
     Windham County                          SI Bancorp (17.3%)
                                             Bank of America Corp. (16.0%)
                                             Citizens National Bancorp (11.7%)
                                             PSB Holdings (15.1%) - Rank of 3

     Sources: SNL Financial and FDIC.

RP FINANCIAL, LC.
PAGE 3.1

                            III. PEER GROUP ANALYSIS

     This chapter presents an analysis of PSB Holdings' operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of PSB Holdings is provided by these public companies. Factors affecting the Company's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between PSB Holdings and the Peer Group, will then be used as a basis for the valuation of PSB Holdings' to-be-issued common stock.

PEER GROUP SELECTION

     The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were approximately 20 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include:
(1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization; (3) the potential impact of "second-step" conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) most MHCs have formed mid-tier holding companies, facilitating the ability for stock repurchases, thus improving the liquidity of the stock on an interim basis. We believe that each of these factors has an impact on the pricing of the shares of MHC institutions, and that such factors are not reflected in the pricing of fully-converted public companies.

     Given the unique characteristics of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for PSB Holdings' valuation should be comprised of subsidiary institutions of mutual holding companies. The selection of publicly-traded mutual holding companies for the Company's Peer Group is consistent with the regulatory guidelines and other recently completed MHC transactions. Further, the Peer Group should be comprised of only

RP FINANCIAL, LC.
PAGE 3.2

those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a "second-step" conversion and/or companies whose market prices appear to be distorted by speculative factors or unusual operating conditions. MHCs which have recently completed a minority stock offering have been excluded as well, due to the lack of a seasoned trading history and insufficient quarterly financial data that includes the impact of the offering proceeds. The universe of all publicly-traded institutions is included as Exhibit III-1.

BASIS OF COMPARISON

     This appraisal includes two sets of financial data and ratios for the Peer Group institutions. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the Peer Group institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis through assuming the sale of the majority shares held by the MHCs in public offerings based on their current trading prices and standard assumptions for a thrift conversion offering. Throughout the appraisal, the adjusted figures will be specifically identified as being on a "fully-converted" basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the Peer Group institutions.

     Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used in Chapter III to make financial comparisons between the Peer Group and the Company. The differences between the Peer Group's reported financial data and the financial data of PSB Holdings are not significant enough to distort the conclusions of the

RP FINANCIAL, LC.
PAGE 3.3

comparison (in fact, such differences are greater in a standard conversion appraisal). The adjusted financial data (fully-converted basis) will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each Peer Group institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between Peer Group institutions that have sold different percentage ownership interests to the public, and reflect the implied pricing ratios being placed on the Peer Group institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

PSB HOLDINGS' PEER GROUP

     Under ideal circumstances, the Peer Group would be comprised of ten publicly-traded Connecticut-based MHC institutions with capital, earnings, credit quality and interest rate risk comparable to PSB Holdings. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily broad-based and not confined to a particular geographic market area. In light of the relatively small asset size of the Company, the selection criteria used for the Peer Group was the ten smallest publicly-traded MHCs in terms of asset size. The asset sizes of the Peer Group companies ranged from $95 million to $795 million. The universe of all publicly-traded MHC institutions, exclusive of institutions that have announced second-step conversions, is included as Exhibit III-2 and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.

     Unlike the universe of fully-converted publicly-traded thrifts, which includes approximately 203 companies, the universe of public MHC institutions is small, thereby reducing the prospects of a highly comparable Peer Group. Nonetheless, because the trading characteristics of public MHC institution shares are significantly different from those of fully-converted companies, public MHC institutions were the most appropriate group to consider as Peer Group candidates for this valuation. Relying solely on full stock public companies for the Peer Group would not capture the difference in current market pricing for public MHC

RP FINANCIAL, LC.
PAGE 3.4

institutions and thus could lead to distorted valuation conclusions. The federal regulatory agencies have previously concurred with this selection procedure of the Peer Group for MHC valuations. To account for differences between PSB Holdings and the MHC Peer Group in reaching a valuation conclusion, it will be necessary to make certain valuation adjustments. The following discussion addresses financial similarities and differences between PSB Holdings Federal and the Peer Group.

     Table 3.1 on the following page lists key general characteristics of the Peer Group companies. Although there are differences among several of the Peer Group members, by and large they are well-capitalized and profitable institutions and their decision to reorganize in MHC form suggests a commonality of operating philosophy. Importantly, the trading prices of the Peer Group companies reflect the unique operating and other characteristics of public MHC institutions. While the Peer Group is not exactly comparable to PSB Holdings, we believe such companies form a good basis for the valuation of PSB Holdings, subject to certain valuation adjustments.

     In aggregate, the Peer Group companies maintain a higher level of capitalization relative to the universe of all public thrifts (12.41% of assets versus 10.86% for the all public average), generate lower earnings on a return on average assets basis (0.61% ROAA versus 0.84% for the all public average), and generate a lower return on equity (4.93% ROE versus 9.10% for the all public average). The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully-converted basis).

                                                                                     FULLY
                                                                      PEER GROUP   CONVERTED
                                                           ALL         REPORTED      BASIS
                                                     PUBLICLY-TRADED     BASIS    (PRO FORMA)
                                                     ---------------  ----------  -----------
     FINANCIAL CHARACTERISTICS (AVERAGES)
     Assets ($Mil)                                        2,615           361          404
     Equity/Assets (%)                                    10.86%        12.41%       22.61
     Return on Assets (%)                                  0.84          0.61         0.66
     Return on Equity (%)                                  9.10          4.93         2.94

RP FINANCIAL, LC.
PAGE 3.6

                                                                                     FULLY
                                                                      PEER GROUP   CONVERTED
                                                           ALL         REPORTED      BASIS
                                                     PUBLICLY-TRADED     BASIS    (PRO FORMA)
                                                     ---------------  ----------  -----------
     PRICING RATIOS (AVERAGES)(1)
     Price/Earnings (x)                                   17.29x         23.07x      25.37x
     Price/Book (%)                                      152.21%        186.39%      95.38%
     Price/Assets (%)                                     16.65          25.92       22.21

     (1)  Based on market prices as of May 21, 2004.

     The following sections present a comparison of PSB Holdings' financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

FINANCIAL CONDITION

     Table 3.2 shows comparative balance sheet measures for PSB Holdings and the Peer Group. PSB Holdings' and the Peer Group's ratios reflect balances as of March 31, 2004, unless otherwise indicated for the Peer Group companies. PSB Holdings' net worth base of 9.6% was below the Peer Group's average net worth ratio of 12.4%. However, the Bank's pro forma capital position will increase with the addition of stock proceeds and will be comparable to or exceed the Peer Group's ratio following the conversion. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 9.6% and 11.8%, respectively, as goodwill and intangibles maintained by the Peer Group equaled 0.6% of assets. The increase in PSB Holdings' pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will also result in a relatively low return on equity. Both Putnam Savings' and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group's ratios currently exceeding the Bank's ratios. On a pro forma basis, the Bank's regulatory surpluses will likely be comparable to or more significant than indicated for the Peer Group.

RP FINANCIAL, LC.
PAGE 3.8

     The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both PSB Holdings and the Peer Group. The Company's loans-to-assets ratio of 52.7% was less than the comparable Peer Group ratio of 58.6%. Comparatively, the Company's cash and investments-to-assets ratio of 44.4% exceeded the comparable ratio for the Peer Group of 36.3%, as the Company's higher ratio of investment securities more than offset the Peer Group's higher ratio of cash and cash equivalents. Overall, PSB Holdings' interest-earning assets amounted to 97.1% of assets, which exceeded the comparable Peer Group ratio of 94.9%.

     PSB Holdings' funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Company's deposits equaled 78.1% of assets, which was slightly above the Peer Group's ratio of 75.9%. Similarly, borrowings accounted for a higher portion of the Company's interest-bearing funding composition, as indicated by borrowings-to-assets ratios of 11.6% and 10.1% for PSB Holdings and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 89.7% and 86.0%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Company's ratio of interest-bearing liabilities as a percent of assets will likely be less than the Peer Group's ratio.

     A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group's IEA/IBL ratio is slightly stronger than the Company's ratio, based on IEA/IBL ratios of 110.4% and 108.3%, respectively. The additional capital realized from stock proceeds should serve to provide PSB Holdings with an IEA/IBL ratio that exceeds the Peer Group's ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

     The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. PSB Holdings' growth rates are based on annualized growth for the nine month period ended March 31, 2004, while the Peer Group's growth rates are based on annual growth for the twelve months ended March 31, 2004 or the most recent period available. PSB Holdings' assets increased at a 4.9% annualized rate, which approximated the Peer Group's asset growth rate of

RP FINANCIAL, LC.
PAGE 3.9

4.4%. Asset growth for the Company was largely the result of loan growth, which was in part funded a decline in cash and investments. Asset growth for the Peer Group was realized through a combination of loan growth as well as growth of cash and investments.

     A combination of deposits and borrowings were used by both the Company and the Peer Group to fund asset growth, with the Company's deposit and borrowing growth rates being above and below the respective Peer Group growth rates for deposits and borrowings. Capital growth rates posted by the Company and the Peer Group equaled 6.9% and 1.0%, respectively. Factors contributing to the Company's higher capital growth rate included its lower level of capital as well as retention of all of its earnings. Comparatively, despite recording a slightly higher return on assets than the Company, the Peer Group's capital growth rate was slowed by dividend payments as well as stock repurchases. The increase in capital realized from stock proceeds, as well as possible dividend payments and stock repurchases, will depress the Company's capital growth rate following the stock offering.

INCOME AND EXPENSE COMPONENTS

     Table 3.3 displays comparable statements of operations for the Company and the Peer Group, based on earnings for the twelve months ended March 31, 2004, unless otherwise indicated for the Peer Group companies. PSB Holdings and the Peer Group reported net income to average assets ratios of 0.58% and 0.61%, respectively. Higher levels of net interest income, non-interest operating income and net gains accounted for the Peer Group's higher return. The Company's earnings reflected comparative earnings advantages with respect to lower levels of operating expenses and loan loss provisions.

     The Peer Group's stronger net interest margin was realized through maintenance of a higher interest income ratio and a lower interest expense ratio. The Peer Group's higher interest income ratio was realized through earning a higher yield on interest-earning assets (5.39% versus 5.16% for the Company), which was supported by the Peer Group's interest-earning asset composition that reflected a high concentration of loans than maintained by the Company. Interest expense ratios for the Company and the Peer Group equaled 1.99% and 1.90% of average assets, respectively. The Peer Group's lower interest expense ratio was supported by a lower cost of funds (2.21% versus 2.43% for the Company) and a lower level of interest-bearing

RP FINANCIAL, LC.
PAGE 3.11

liabilities funding assets. Overall, PSB Holdings and the Peer Group reported net interest income to average assets ratios of 2.89% and 3.23%, respectively.

     In another key area of core earnings strength, the Peer Group maintained a higher level of operating expenses than the Company. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 2.55% and 2.92%, respectively. The Company's lower operating expense ratio was achieved despite maintaining a comparable number of employees as the Peer Group relative to their respective asset sizes. Assets per full time equivalent employee equaled $3.5 million for the both the Company and the Peer Group. On a post-offering basis, the Company's operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, PSB Holdings' capacity to leverage operating expenses will be comparable to or greater than the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

     When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Company's and the Peer Group's earnings strength were comparable. Expense coverage ratios posted by PSB Holdings and the Peer Group equaled 1.13x and 1.11x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

     Sources of non-interest operating income provided a larger contribution to the Peer Group's earnings, with such income amounting to 0.68% and 0.47% of the Peer Group's and PSB Holdings' average assets, respectively. Taking non-interest operating income into account in comparing the Company's and the Peer Group's earnings, PSB Holdings' efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 75.9% was slightly less favorable than the Peer

RP FINANCIAL, LC.
PAGE 3.12

Group's efficiency ratio of 74.4%. The Peer Group's more favorable efficiency ratio was realized through earning a higher level of non-interest operating income and maintaining a higher net interest income ratio, which more than Company's lower operating expense ratio.

     Loan loss provisions had a larger impact on the Peer Group's earnings, with loss provisions established by PSB Holdings and the Peer Group equaling 0.02% and 0.16% of average assets, respectively. The higher level of loss provisions established by the Peer Group was consistent with its greater degree of diversification into higher risk types of lending (see Table 3.4), as well as the Peer Group's higher ratio of total loans-to-assets.

     Net gains realized from the sale of assets were a slightly larger contributor to the Peer Group's earnings, with such gains amounting to 0.07% and 0.02% of average assets for the Peer Group and PSB Holdings, respectively. Given the generally non-recurring nature of gains and losses resulting from the sale of loans, investments and other assets, the net gains reflected in the Company's and the Peer Group's earnings will be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Company's or the Peer Group's earnings.

     Taxes had a slightly larger impact on the Company's earnings, as PSB Holdings and the Peer Group posted effective tax rates of 28.9% and 27.7%, respectively.

LOAN COMPOSITION

     Table 3.4 presents data related to the Company's and the Peer Group's loan portfolio compositions and investment in mortgage-backed securities. The Company's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (59.3% versus 47.4% for the Peer Group). The Company's higher ratio was attributable to maintaining higher concentrations of both 1-4 family loans and mortgage-backed securities relative to the comparable Peer Group ratios. Loans serviced for others equaled 11.3% and 10.0% of the Company's and the Peer Group's assets, respectively, thereby indicating a comparable influence of mortgage banking activities on their respective operations. The Peer Group's balance of loans serviced for others translated into a modest balance of servicing intangibles, versus a zero balance for the Company.

RP FINANCIAL, LC.
PAGE 3.14

     Diversification into higher risk types of lending was more significant for the Peer Group companies on average. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Peer Group (11.1% of assets), followed by commercial business loans (5.6% of assets). The Company's lending diversification consisted primarily of commercial real estate/multi-family loans and construction/land loans, with those portfolios equaling 9.2% and 1.5% of assets, respectively. Construction/land loans accounted for the only lending area where the Company maintained a greater degree of lending diversification than the Peer Group. Notwithstanding the Peer Group's more significant diversification into higher risk types of lending, the Company maintained a slightly higher risk-weighted assets-to-assets ratio than maintained by the Peer Group (58.90% versus 56.12% for the Peer Group).

INTEREST RATE RISK

     Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group companies. In terms of balance sheet composition, PSB Holdings' interest rate risk characteristics were considered to be slightly less favorable than the Peer Group's. Most notably, PSB Holdings' lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. However, a lower level of non-interest earning assets represented an advantage for the Company with respect to capacity to generate net interest income and, in turn, limit the interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should provide the Company with comparable or slightly more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in Company's equity-to-assets and IEA/IBL ratios.

     To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for PSB Holdings and the Peer Group. In general, the was a slightly greater degree of volatility reflected in the quarterly changes in the Company's net interest income ratios, based on the interest rate environment that prevailed during the period covered in Table 3.5. However, the stability of the Company's net

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RP FINANCIAL, LC.
PAGE 3.16

interest margin should be enhanced by the infusion of stock proceeds, since interest rate sensitive liabilities will be funding a lower portion of the Company's assets.

CREDIT RISK

     Overall, the credit risk associated with the Company's loan portfolio was considered to be slightly less than the Peer Group's, as implied by the Company's more favorable credit quality measures for non-performing loans and less significant diversification into higher risk types of lending. As shown in Table 3.6, PSB Holdings' ratio of non-performing assets and accruing loans that are more than 90 days past due as a percent of assets was less than the comparable Peer Group ratio (0.32% versus 0.61% for the Peer Group). Likewise, PSB Holdings' non-performing loans-to-loans ratio, which does not include accruing loans that are more than 90 days past due, was lower than the Peer Group's ratio (0.56% versus 0.71% for the Peer Group). The Company's credit risk exposure was also considered to be more favorable with respect to the less significant impact of net charge-offs recorded for the twelve month period, as net loan charge-offs equaled 0.06% and 0.15% of net loans receivable for the Company and the Peer Group, respectively. However, the greater credit risk exposure implied by the Peer Group's less favorable credit quality measures was somewhat offset by the Peer Group's maintenance of stronger reserve ratios, as the Peer Group maintained a higher level of loss reserves as a percent of non-performing assets and accruing loans that are more than 90 days past due (175.0% versus 159.2% for the Company) and a slightly higher level of reserves as a percent of loans (1.01% versus 0.96% for the Company).

SUMMARY

     Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of PSB Holdings. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP FINANCIAL, LC.
PAGE 4.1

                             IV. VALUATION ANALYSIS

INTRODUCTION

     This chapter presents the valuation analysis and methodology used to determine PSB Holdings' estimated pro forma market value for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company's pro forma market value utilizing the market value approach.

APPRAISAL GUIDELINES

     The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings is somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and
(3) the pro forma market value of the subject company is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

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RP FINANCIAL, LC.
PAGE 4.2

RP FINANCIAL APPROACH TO THE VALUATION

     The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

     The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the MHC process, RP Financial will: (1) review changes in the Company's operations and financial condition; (2) monitor the Company's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

     The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including PSB Holdings' value, the market value of the stocks of public MHC institutions, or PSB Holdings' value alone. To the extent a change in factors impacting the

RP FINANCIAL, LC.
PAGE 4.3

Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

VALUATION ANALYSIS

     A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of PSB Holdings coming to market at this time.

1.   FINANCIAL CONDITION

     The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strength are noted as follows:

  - OVERALL A/L COMPOSITION. Loans funded by retail deposits were the primary components of both PSB Holdings' and the Peer Group's balance sheets. The Peer Group's interest-earning asset composition exhibited a higher concentration of loans and the Peer Group's loan portfolio composition reflected a greater degree of diversification into higher risk and higher yielding types of loans. Despite the Peer Group's more notable diversification into higher risk types of loans, the Company maintained a slightly higher risk weighted assets-to-assets ratio than the Peer Group. PSB Holdings' funding composition reflected similar concentrations of deposits and borrowings relative to the Peer Group's ratios. Overall, as a percent of assets, the Company maintained a higher level of interest-earning assets and a higher level of interest-bearing liabilities than indicated for the Peer Group, which resulted in a slightly lower IEA/IBL ratio for the Company. The infusion of stock proceeds should serve to increase the Company's IEA/IBL ratio and, thus, eliminate the comparative advantage currently indicated in the Peer Group's IEA/IBL ratio. For

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RP FINANCIAL, LC.
PAGE 4.4

     valuation purposes, RP Financial concluded no adjustment was warranted for the Company's overall asset/liability composition.

  - CREDIT QUALITY. The Company maintained lower ratios of non-performing assets-to-assets and non-performing loans-to-loans. Reserve coverage ratios were stronger for the Peer Group, both as a percent of loans and as a percent of non-performing loans. Net loan charge-offs were slightly higher for the Peer Group, while the Company maintained a slightly higher risk weighted assets-to-assets ratio. Overall, in comparison to the Peer Group, the Company's measures imply a lower degree of credit exposure and, thus, RP Financial concluded that a slight upward adjustment was warranted for the Company's credit quality.

  - BALANCE SHEET LIQUIDITY. The Company operated with a higher level of cash and investment securities relative to the Peer Group (44.4% of assets versus 36.3% for the Peer Group). PSB Holdings' future borrowing capacity was considered to be comparable to the Peer Group's, in light of the similar level of borrowings that were maintained by the Company and the Peer Group. Overall, balance sheet liquidity for the Company and the Peer Group were not viewed as being materially different and, thus, RP Financial concluded that no adjustment was warranted for the Company's balance sheet liquidity.

  - FUNDING LIABILITIES. Retail deposits and borrowings comprised a similar portion of the Company's and the Peer Group's respective funding compositions. The Company's overall funding composition provided for a slightly higher cost of funds than maintained by the Peer Group. In total, the Company maintained a higher level of interest-bearing liabilities than the Peer Group, which was attributable to PSB Holdings' lower capital position. Following the stock offering, the increase in the Company's capital position should provide PSB Holdings' with a comparable or lower level of interest-bearing liabilities than maintained by the Peer Group. Overall, RP Financial concluded that no adjustment was warranted for PSB Holdings' funding composition.

 - CAPITAL. The Peer Group operates with a higher equity-to-assets ratio than the Company. However, following the stock offering, PSB Holdings' pro forma capital position will likely exceed the Peer Group's equity-to-assets ratio. The Company's higher pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Company's more significant capital surplus will likely result in a depressed ROE. Overall, RP Financial concluded that a slight upward adjustment was warranted for the Company's pro forma capital position.

     On balance, PSB Holdings' balance sheet strength was considered to be slightly more favorable than Peer Group's, as implied by the Company's slightly more favorable credit quality and slightly stronger pro forma capital position. Accordingly, we concluded that a slight upward valuation adjustment was warranted for the Company's financial condition.

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RP FINANCIAL, LC.
PAGE 4.5

2.   PROFITABILITY, GROWTH AND VIABILITY OF EARNINGS

     Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

     - REPORTED EARNINGS. The Company reported slightly lower earnings on a ROAA basis (0.58% of average assets versus 0.61% for the Peer Group). Higher levels of net interest income and non-interest operating income supported the Peer Group's higher return, which was largely offset by the Company's lower level of loss provisions and operating expenses. A lower effective tax rate and higher net gains also represented modest earnings advantages for the Peer Group. Reinvestment and leveraging of the net stock proceeds should enhance returns for the Company, but the pick-up in earnings will be somewhat offset by the increase in operating expenses that will result from the implementation of the stock benefit plans and expenses related to operating as a publicly-traded company with shareholders to report to. Overall, the Company's and the Peer Group's reported earnings were considered to be fairly comparable and, thus, RP Financial concluded that no adjustment was appropriate for the Company's reported earnings.

     - CORE EARNINGS. The Company's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Company operated with a lower net interest margin, a lower operating expense ratio and a lower level of non-interest operating income. The Company's lower net interest margin and lower level of operating expenses translated into an expense coverage ratio that was comparable to the Peer Group's ratio (1.13x versus 1.11x for the Peer Group). PSB Holdings' efficiency ratio of 75.9% was also comparable to the Peer Group's efficiency ratio of 74.4%. Loss provisions had a larger impact on the Peer Group's earnings, which was consistent with the Peer Group's slightly less favorable credit quality measures and greater diversification into higher risk types of lending. Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets, which will somewhat be negated by expenses associated with the stock benefit plans and operating as a publicly-traded company, indicate that the Company's and the Peer Group's core are fairly comparable. Therefore, RP Financial concluded that no adjustment was necessary for core earnings.

     - INTEREST RATE RISK. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated that a slightly higher degree of volatility was associated with the Company's net interest margin. The Peer Group's stronger capital and IEA/IBL ratios, partially offset by the Company's lower level of

RP FINANCIAL, LC.
PAGE 4.6

          non-interest earning assets, implied a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Company's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and should eliminate the current advantages indicated for the Peer Group's ratios. Overall, RP Financial concluded that the interest rate risk associated with the Company's earnings was comparable to the Peer Group's earnings interest rate risk exposure and no valuation adjustment was necessary for this factor.

     - CREDIT RISK. Loan loss provisions were a larger factor in the Peer Group's earnings, as only a modest amount of loss provisions were established by the Company for the twelve months ended March 31, 2004. In terms of future exposure to credit quality related losses, the Company's and the Peer Group's credit quality measures generally implied a comparable degree of earnings credit risk exposure. In particular, the lower earnings credit risk associated with the Company's lower ratios of non-performing assets and non-performing loans was considered to be offset by the lower earnings credit risk associated with the Peer Group's stronger reserve coverage ratios as a percent of loans and non-performing loans. Overall, RP Financial concluded that no adjustment was warranted for this factor.

     - EARNINGS GROWTH POTENTIAL. Several factors were considered in assessing earnings growth potential. First, the Company's and the Peer Group's recent historical balance sheet growth was comparable. Second, the infusion of stock proceeds will increase the Company's earnings growth potential with respect to leverage capacity, as the Company's pro forma leverage capacity should be comparable to or greater than the Peer Group's. Lastly, the Peer Group's more diversified operations into areas that generate non-interest operating income provides greater earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure as the result of higher interest rates. Overall, the Company's earnings growth potential appears to be comparable to the Peer Group's, and, thus, we concluded that no adjustment was warranted for this factor.

     - RETURN ON EQUITY. As the result of the increase in capital that will be realized from the infusion of net stock proceeds, the Company's return on equity will be below the comparable averages for the Peer Group and all publicly-traded thrifts. In view of the lower capital growth rate that will be imposed by PSB Holdings' lower ROE, we concluded that a slight downward adjustment was warranted for the Company's ROE.

     Overall, no adjustment was applied for the Company's profitability, growth and viability of earnings.

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RP FINANCIAL, LC.
PAGE 4.7

3.   ASSET GROWTH

     PSB Holdings' asset growth rate was similar to the Peer Group's during the period covered in our comparative analysis (4.9% versus 4.4% for the Peer Group). Additionally, both the Company's and the Peer Group's asset growth was realized through growth of loans, as opposed to lower yielding cash and investments. On a pro forma basis, the Company's tangible equity-to-assets ratio will be above the Peer Group's tangible equity-to-assets ratio, indicating greater leverage capacity for the Company. On average, the demographic characteristics of the Company's primary market area were considered to be comparable to the markets served by the Peer Group companies with respect to supporting lending and deposit growth opportunities. On balance, we concluded that a slight upward adjustment was warranted for this factor.

4.   PRIMARY MARKET AREA

     The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. PSB Holdings' primary market area for loans and deposits is considered to be Windham County, where the main office and all of its branches are located. Windham County has experienced growth in population and household income since 2000, with such growth being comparable to the Connecticut growth rates but lower than the U.S. growth rates. Household and per capita income measures for Windham County were less than Connecticut measures, reflecting the more rural characteristics of the Company's market area.

     Overall, the markets served by the Peer Group companies were viewed as being comparable with respect to supporting growth opportunities. Windham County's population growth was stronger than the markets served by the Peer Group companies, but, on average, the Peer Group companies serve more populous markets than Windham County. Per capita income for the markets served by the Peer Group companies was on average comparable to Windham County's per capita income. The average deposit market share maintained by the Peer Group companies was comparable to the Company's market share of deposits in Windham County. In general, the degree of competition faced by the Peer Group companies was viewed as being comparable to the Company's competitive environment. Summary demographic and deposit

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RP FINANCIAL, LC.
PAGE 4.8

market share data for the Company and the Peer Group companies is provided in
Exhibit III-3. As shown in Table 4.1, March 2004 unemployment rates for the majority of the markets served by the Peer Group companies were higher than the unemployment rate reflected for Windham County. On balance, we concluded that no adjustment was appropriate for the Company's market area.

                                    Table 4.1
                         Market Area Unemployment Rates
               PSB Holdings, Inc. and the Peer Group Companies(1)

                                                                                               MARCH 2004
                                                            COUNTY                           UNEMPLOYMENT
                                                            ------                           ------------
     PSB Holdings - CT                                      Windham                               6.0%

     THE PEER GROUP

     Alliance Bank MHC - PA                                 Delaware                              5.0%
     BCSB Bankcorp MHC - MD                                 Baltimore                             4.3
     Gouverneur Bancorp MHC - NY                            St. Lawrence                         10.4
     Greene Co. Bancorp MHC - NY                            Greene                                6.3
     Jacksonville SB MHC - IL                               Morgan                                6.0
     Oneida Financial MHC - NY                              Madison                               7.9
     Pathfinder Bancorp MHC - NY                            Oswego                               10.2
     Rome Bancorp MHC - NY                                  Oneida                                6.2
     Westfield Financial Group MHC- MA                      Hampden                               6.7
     Webster City Fed Bancorp MHC - IA                      Hamilton                              4.1

     (1)  Unemployment rates are not seasonally adjusted.

     Source: U.S. Bureau of Labor Statistics.

5.   DIVIDENDS

     At this time the Company has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

     All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.00% to 4.86%. The average dividend yield on the stocks of the Peer

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RP FINANCIAL, LC.
PAGE 4.9

Group institutions equaled 2.59% as of May 21, 2004. As of May 21, 2004, approximately 89% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.18%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

     Our valuation adjustment for dividends for PSB Holdings also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders' ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Company will be subject to the same regulatory dividend policy as a large majority of the Peer Group companies (nine of the Peer Group companies operate under OTS regulation). Accordingly, we believe that to the extent PSB Holdings' pro forma market value would be influenced by the OTS' dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

     While the Company has not established a definitive dividend policy prior to converting, the Company will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for purposes of the Company's dividend policy.

6.   LIQUIDITY OF THE SHARES

     The Peer Group is by definition composed of companies that are traded in the public markets. Eight of the Peer Group members trade on the NASDAQ system and two of the Peer Group members trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $11.8 million to $97.5 million as of May 21, 2004, with average and median market values of $31.7 million and $24.0 million, respectively. The shares issued

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RP FINANCIAL, LC.
PAGE 4.10

and outstanding to the public shareholders of the Peer Group members ranged from 688,000 to 4.9 million, with average and median shares outstanding of 1.8 million and 1.2 million, respectively. The Company's minority stock offering is expected to have a pro forma market value that is comparable to the Peer Group average, while public shares outstanding for the Company is expected to be in the upper end of the range of shares outstanding maintained by the individual Peer Group companies. Like the majority of the Peer Group companies, the Company's stock will be quoted on the NASDAQ National Market System following the stock offering. Overall, we anticipate that the Company's public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7.   MARKETING OF THE ISSUE

     Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Company's to-be-issued stock.

     A.   THE PUBLIC MARKET

          The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

RP FINANCIAL, LC.
PAGE 4.11

          In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. The broader stock market sustained a positive trend through the second half of May and into early-June 2003, as the Dow Jones Industrial Average ("DJIA") moved above 9000 on investor optimism that low interest rates, the tax-cut plan and improving consumer confidence would boost the economy. After experiencing a mild set back following an earnings warning from Motorola and news of a shake-up in Freddie Mac's top management due to accounting concerns, the stock market recovered in mid-June on growing expectations that the Federal Reserve would cut rates further to stimulate the economy. Stocks eased lower at the close of the second quarter largely on profit taking.

          The broader stock market surged higher at the beginning of the third quarter of 2003 on growing optimism about the economy and the sustainability of the bull market. The NASDAQ posted a 14-month high in early-July, before declining slightly on profit taking and disappointing economic data related to an increase in jobless claims. Generally upbeat second quarter earnings and more signs of an economic upturn provided for a positive trend in the broader stock market in mid- and late-July, as the DJIA posted its fifth straight monthly gain. Economic data that showed a strengthening economy, particularly in the manufacturing sector, sustained the upward momentum in stocks through August and into-early September, as the DJIA and NASDAQ posted respective 14-month and 16-month highs. Stocks retreated following the release of August employment data which showed further job losses, but then recovered in mid-September as the Federal Reserve indicated that it would not raise rates in the near term. Weaker than expected numbers for consumer confidence and manufacturing activity pulled the boarder market lower at the close of the third quarter, which ended a streak of six monthly gains in the DJIA.

          Comparatively, at the start of the fourth quarter stocks showed renewed strength, as optimism about third quarter earnings and employment data for September provided a boost to stocks. In mid-October, the DJIA and the NASDAQ hit 16- and 19-month highs, respectively, primarily on the basis of some favorable third quarter earnings reports. The broader stock market rally cooled in mid-October, as the result of profit taking and the posting of some less favorable third quarter earnings by some of the bellwether technology and manufacturing stocks. Indications that the economic recovery was gaining momentum, including an annualized GDP

RP FINANCIAL, LC.
PAGE 4.12

growth rate of 8.2% in the third quarter, as well as the Federal Reserve's statement that it would not raise its target interest rates for a considerable period, supported a stock market rally during late-October and into early-November. Despite upbeat economic news, including employment data that showed the size of the U.S. workforce increased in October, stocks edged lower in mid-November on profit taking and concerns over increased terrorism in the Middle East. In late-November and early-December 2003, positive economic news such as improved third quarter corporate profits and a strong start to the Christmas shopping season provided a boost to stocks. Stocks continued to move higher at the close of 2003, as key sectors of the economy continued to show signs of strengthening.

          Year end momentum in the stock market was sustained at the beginning of 2004, reflecting generally favorable fourth quarter earnings and an increase in consumer confidence. Profit taking and slower than expected GDP growth in the fourth quarter of 2003 caused stocks to falter in late-January. However, aided by January employment data that showed jobs were added and a decline in the national unemployment rate to 5.6%, the broader stock market moved higher during the first half of February. Stocks generally declined during the balance of February and during the first half of March, reflecting valuation concerns following a year of strong gains and weaker than expected job growth during February. Concerns about terrorism and higher oil prices caused stocks to tumble in late-March, before rebounding at the close of the first quarter on more attractive fundamentals and optimism about first quarter earnings.

          Stocks moved higher in early April 2004, as investors reacted favorably to a strong employment report for March. For the balance of April trading in the broader market produced uneven results, as generally favorable first quarter earnings and strong economic data weighed against the growing threat of inflation and higher interest rates. The DJIA closed below 10000 for the first time in 2004 in the second week of May, as strong job growth during April raised expectations of a rate increase by the Federal Reserve. The downward trend in stocks prevailed through most of May, on concerns about higher oil prices, violence in the Middle East and higher interest rates. As an indication of the general trends in the nation's stock markets over the past year, as of May 21, 2004, the DJIA closed at 9966.74 an increase of 15.9% from one year ago and a decline of 4.7% year-to-date, and the NASDAQ closed at 1912.09, an increase of 26.6% from one year ago and a decline of 4.6% year-to-date. The Standard & Poors 500 Index

RP FINANCIAL, LC.
PAGE 4.13

closed at 1093.56 on May 21, 2004 an increase of 17.2% from one year ago and a decline of 1.7% year-to-date.

          The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have appreciated in conjunction with the broader market. Thrift stocks participated in the broader stock market rally in late-May and the first half of June 2003, largely on the basis of recent deal activity in the thrift sector and some favorable economic data. Freddie Mac's management shake-up had a negative ripple effect throughout the thrift sector, but the pullback was only temporary as thrift issues recovered in conjunction with the broader stock market. Profit taking pulled the thrift sector lower in late-June. However, thrift issues recovered modestly at the close of the second quarter, which was supported by merger speculation following New York Community Bancorp's announced acquisition of Roslyn Bancorp.

          The rally in the broader stock market combined with acquisition speculation in certain regional markets lifted thrift issues higher at the beginning of the third quarter of 2003. Thrift issues traded in a narrow range through most of July, reflecting mixed earnings in the sector. Higher mortgage rates and strength in technology stocks pushed thrift stocks lower in early-August, as investors rotated into sectors that were expected to benefit the most from an economic recovery. After edging higher in mid-August, thrift stocks eased lower at the end of August on expectations that interest rates would continue to move higher as the economic recovery gained momentum. Merger activity and acquisition speculation in the thrift sector provided a boost to thrift prices in early-September. After easing lower into mid-September on data that showed a slow down in refinancing activity, thrift stocks strengthened following the Federal Reserve's decision to leave interest rates unchanged at its mid-September meeting.

          After following the broader stock market lower in late-September 2003, thrift issues posted solid gains at the beginning of the fourth quarter. A rally in the broader stock market and acquisition activity were noteworthy factors that supported the positive trend in thrift stocks. Following a two week run-up, thrift stocks declined in mid-October on profit taking and a pullback in the broader market. Merger activity, most notably Bank America's announced acquisition of FleetBoston Financial Corp., along with strength in the broader market, provided for gains in the thrift sector during late-October. The positive trend in thrift stocks carried into

RP FINANCIAL, LC.
PAGE 4.14

early-November, reflecting expectations of improving net interest margins and more consolidation among thrift stocks. Thrifts stocks eased lower in mid-November in conjunction with the decline in the broader market. In late-November and early-December 2003, thrift stocks followed the broader market higher and then stabilized at the close of the fourth quarter.

          After trading in a narrow range at the beginning of 2004, thrift issues trended higher in late-January and the first half of February. The positive trend was supported by further consolidation in the thrift sector, including GreenPoint Financial's agreement to sell to North Fork Bancorp, as well as generally favorable fourth quarter earnings. Indications that interest rates would continue to remain low provided further support to thrift prices. Thrift stocks followed the broader market lower in mid-February, before recovering in late-February following a dip in long term Treasury yields. Thrift issues generally experienced some selling pressure during the first half of March, reflecting profit taking and weakness in the broader stock market. Higher interest rates and weakness in the broader market pressured thrift issues lower in late-March, which was followed by an upward move in thrift prices at the close of the first quarter.

          Thrifts stocks generally traded lower at the start of the second quarter of 2004, as a strong employment report for March pushed interest rates higher. Higher interest rates and inflation worries pressured interest rate sensitive issues lower through most of April, with the sell-off sharpening in early-May following another strong employment report for April. Thrift stocks recovered modestly in mid-May as the yield on 10-year Treasury note declined slightly. On May 21, 2004, the SNL Index for all publicly-traded thrifts closed at 1,468.1, an increase of 22.1% from one year ago and a decline of 1.0% year-to-date. The SNL MHC Index closed at 2,550.7 on May 21, 2004, an increase of 34.2% from one year ago and a decline of 4.2% year-to-date.

     B.   THE NEW ISSUE MARKET

          In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis,

RP FINANCIAL, LC.
PAGE 4.15

specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

          Thrift offerings completed in 2004 have generally been well received, with most offerings being oversubscribed and trading higher in initial trading activity. However, reflecting the general pull back in thrift stocks, the most recent stand conversion, SE Financial Corp., traded below its IPO price in initial trading activity and the recently completed MHC offerings have traded down from their initial price appreciation following the close of their respective offerings. As shown in Table 4.2, two standard conversion offerings and five mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. All five of the MHC offerings were closed at the top of the super range. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 88.5%. On average, the prices of the recent MHC offerings reflected price appreciation of 29.0% after the first week of trading and then reflected lower price appreciation of 17.6% after one month of trading.

     Shown in Table 4.3 are the current pricing ratios of NewAlliance Bancshares, which is the only NASDAQ or Exchange listed fully-converted offering that has been completed within the past three months. NewAlliance's closing market price of $13.75 on May 21, 2004 represented a 37.5% increase from its IPO price.

RP FINANCIAL, LC.
PAGE 4.18

     C.   THE ACQUISITION MARKET

          Also considered in the valuation was the potential impact on PSB Holdings' stock price of recently completed and pending acquisitions of other savings institutions operating in Connecticut. As shown in Exhibit IV-4, there were eight Connecticut thrift acquisitions completed from 2001 through year-to-date 2004, and there are currently no pending acquisitions of a Connecticut savings institution. To the extent that acquisition speculation may impact the Company's valuation, we have largely taken this into account in selecting companies which operate in the MHC form of ownership. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence PSB Holdings' trading price.

                              * * * * * * * * * * *

          In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.   MANAGEMENT

     PSB Holdings' management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of PSB Holdings' Board of Directors and senior management. While the Company does not have the resources to develop a great deal of management depth, given its asset size and the impact it would have on operating expenses, management and the Board have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure.

     Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies.

RP FINANCIAL, LC.
PAGE 4.19

Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.   EFFECT OF GOVERNMENT REGULATION AND REGULATORY REFORM

     In summary, as a federally-insured savings bank operating in the MHC form of ownership, Putnam Savings will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. The one difference noted between PSB Holdings' and the small minority of Peer Group companies that operate as FDIC regulated institutions was in the area of regulatory policy regarding dividend waivers (see the discussion above for "Dividends"). Since this factor was already accounted for in the "Dividends" section of this appraisal, no further adjustment has been applied for the effect of government regulation and regulatory reform.

SUMMARY OF ADJUSTMENTS

     Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

     KEY VALUATION PARAMETERS:                                                     VALUATION ADJUSTMENT
     ------------------------                                                      --------------------
     Financial Condition                                                           Slight Upward
     Profitability, Growth and Viability of Earnings                               No Adjustment
     Asset Growth                                                                  Slight Upward
     Primary Market Area                                                           No Adjustment
     Dividends                                                                     No Adjustment
     Liquidity of the Shares                                                       No Adjustment
     Marketing of the Issue                                                        No Adjustment
     Management                                                                    No Adjustment
     Effect of Government Regulations and Regulatory Reform                        No Adjustment

RP FINANCIAL, LC.
PAGE 4.20

BASIS OF VALUATION - FULLY-CONVERTED PRICING RATIOS

     As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by most MHCs facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in PSB Holdings as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community's evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

     To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale were adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net

RP FINANCIAL, LC.
PAGE 4.21

proceeds are assumed to be reinvested at market rates on a tax effected basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step-conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.4 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the ten public MHC institutions that form the Peer Group.

VALUATION APPROACHES: FULLY-CONVERTED BASIS

     In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing PSB Holdings' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in PSB Holdings' prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and the Foundation (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in PSB Holdings' prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Company's full conversion value were consistent with the assumptions utilized for the minority stock offering, except expenses were assumed to equal 2.0% of gross proceeds.

     In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

     RP Financial's valuation placed an emphasis on the following:

     - P/E APPROACH. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings

RP FINANCIAL, LC.
PAGE 4.23

          multiples will be evaluated on a pro forma fully-converted basis for the Company as well as for the Peer Group; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

     - P/B APPROACH. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

     - P/A APPROACH. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

     The Company will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

     Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of May 21, 2004, the pro forma market value of PSB Holdings' full conversion offering, taking into account the dilutive impact of the stock contribution to the Foundation, equaled $52,500,000 at the midpoint, equal to 5,250,000 shares at $10.00 per share.

          1. PRICE-TO-EARNINGS ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this

RP FINANCIAL, LC.
PAGE 4.24

     technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled $1.417 million for the twelve months ended March 31, 2004. In deriving PSB Holdings' core earnings, the only adjustments made to reported earnings were to eliminate net gains on the sale of loans and net losses on the sale of investments, which equaled $117,000 and $67,000, respectively, for the twelve months ended March 31, 2004. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 39.9% for the gains and losses eliminated, the Company's core earnings were determined to equal $1.387 million for the twelve months ended March 31, 2004. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

                                                   AMOUNT
                                                  -------
                                                   ($000)
     Net income                                   $  1,417
     Gain on sale of loans(1)                          (70)
     Loss on sale of investments(1)                     40
                                                  --------
       Core earnings estimate                     $  1,387

     (1)  Tax effected at 39.9%.

     Based on PSB Holdings' reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples (fully-converted basis) at the $52.5 million midpoint value equaled 38.90 times and 39.78 times, respectively, which provided for premiums of 53.3% and 43.7% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis) of
25.37 times and 27.69 times, respectively (see Table 4.5). The implied premiums reflected in the Company's pro forma P/E multiples take into consideration the Company's pro forma P/B and P/A ratios. It also should be noted that in assessing the relative premiums indicated for the Company's P/E multiples, the P/E multiples for the Peer Group excluded multiples above 35

RP FINANCIAL, LC.
PAGE 4.26

times which accounted for half of the Peer Group companies and are shown as "NM" in Table 4.5.

     2. PRICE-TO-BOOK ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to PSB Holdings' pro forma book value (fully-converted basis). Based on the $52.5 million midpoint valuation, PSB Holdings' pro forma P/B and P/TB ratios both equaled 76.96%. In comparison to the average P/B and P/TB ratios for the Peer Group of 95.38% and 99.00%, the Company's ratios reflected a discount of 19.3% on a P/B basis and a discount of 22.3% on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable, in light of the previously referenced valuation adjustments, the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value and the resulting premium pricing ratios indicated under the earnings approach.

     3. PRICE-TO-ASSETS ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, PSB Holdings' full conversion value equaled 17.70% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 22.21%, which implies a discount of 20.3% has been applied to the Company's pro forma P/A ratio (fully-converted basis).

COMPARISON TO RECENT OFFERINGS

          As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment

RP FINANCIAL, LC.
PAGE 4.27

and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The five recently completed MHC offerings closed at a price/tangible book ratio of 88.5% (fully-converted basis) and, on average, appreciated 29.0% during the first week of trading and then reflected lower price appreciation of 17.6% after one month of trading. In comparison, the Company's P/TB ratio of 77.0% at the midpoint value reflects an implied discount of 13.0% relative to the average closing P/TB ratio of the recent MHC offerings. At the top of the super range, the Company's P/TB ratio of 84.3% reflected an implied discount of 4.7% relative to the average closing P/TB ratio of the recent MHC offerings. Of the five recent MHC offerings, only K-Fed Bancorp and Clifton Savings Bancorp were traded on NASDAQ. Based on K-Fed Bancorp's and Clifton Savings Bancorp's average current P/TB ratio of 99.4% (fully-converted basis), the Company's P/TB ratio at the midpoint reflects an implied discount of 22.6% and at the top of the super range reflects an implied discount of 15.2%.

VALUATION CONCLUSION

     Based on the foregoing, it is our opinion that, as of May 21, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $52,500,000 at the midpoint, equal to 5,250,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $44.625 million and a maximum value of $60.375 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 4,462,500 at the minimum and 6,037,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $69.431 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 6,943,125. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 44.5% ownership interest prior to the issuance of shares to the Foundation. Accordingly, the offering to the public of the minority stock will equal $19.858 million at the minimum, $23.363 million at the midpoint, $26.867 million at the maximum and $30.897 million at the supermaximum of the valuation range. Based on the public offering range and

RP FINANCIAL, LC.
PAGE 4.28

inclusive of the shares issued to the Foundation, equal to 4.0% of the offering shares, the public ownership of shares will represent 46.28% of the shares issued throughout the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.5 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.6 and are detailed in Exhibits IV-10 and IV-11.